UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2025

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2025 to March 31, 2025)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2024.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd. (“PS& Marketing”)	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd. (“SK O&S”)	Maintenance of base stations
Fixed-line	SK Broadband Co., Ltd. (“SK Broadband”)

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home & Service Co., Ltd. (“Home&Service”)	System maintenance of high-speed Internet, Internet protocol TV (“IPTV”) and fixed-line services
	SK Telink Co., Ltd. (“SK Telink”)	International wireless direct-dial “00700” services and mobile virtual network operator (“MVNO”) business
Other business	SK stoa Co., Ltd. (“SK Stoa”)	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SAPEON Inc. (“Sapeon”)	Manufacture of non-memory and other electronic integrated circuits
	Astra AI Infra LLC	Investments
	SK Telecom Americas, Inc.	Information collection and consulting services
	Global AI Platform Corporation	Software development and supply business

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 5G market on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development.

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Additionally, SK O&S, the Company’s subsidiary responsible for the operation of the Company’s networks, including base stations and related transmission and power facilities, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company has been maintaining solid profitability based on the stable sales generated from its 5G subscribers, together with efficient investments in, and operation of, its wireless networks and stabilization of market competition. The number of the Company’s 5G subscribers, which has reached its maturation stage and continues to grow gradually, recorded 17.24 million subscribers as of March 31, 2025, and accounted for 76% of the Company’s total number of subscribers. The Company seeks to enhance profitability through stable market operations while striving to further expand customer choices and benefits in order to minimize the slowdown in the growths of wireless services revenue and Average Revenue Per User (“ARPU”). The Company seeks to achieve solid growth in profit from its wireless telecommunications business even in the mature 5G market.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and wireless telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new information and communications technology (“ICT”) services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of artificial intelligence (“AI”) are expected to accelerate the introduction of new services and the growth of Internet-of-Things (“IoT”)-based business-to-business (“B2B”) businesses.

(Unit: in 1,000 persons)
Classification		As of March 31, 2025	As of December 31,
			2024	2023
Number of subscribers	SK Telecom	31,814	31,786	31,276
	Others (KT, LG U+)	38,432	38,360	35,643
	MVNO	18,175	17,825	15,851
	Total	88,422	87,971	82,770

*	Source: Wireless telecommunications service data from the Ministry of Science and ICT (“MSIT”) as of February 28, 2025.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

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(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

		(Unit: in percentages)
Classification	As of March 31, 2025	As of December 31,
		2024	2023
Mobile communication services	45.3	45.3	46.7

*	Source: Wireless telecommunications service data from the MSIT as of February 28, 2025.

[Fixed-line Business]

A.	Overview

SK Broadband engages in the fixed-line telecommunications business, which includes the provision of high-speed Internet, telecommunications, leased lines and data center services. SK Broadband’s business also includes the media business segment, which includes the provision of IPTV and cable TV services. For the three months ended March 31, 2025, SK Broadband recorded Won 1.11 trillion in revenue on a consolidated basis, which represented a 2.2% increase from Won 1.09 trillion for the three months ended March 31, 2024. Such increase was primarily attributable to the growth in the number of higher-value business-to-customer (“B2C”) subscribers and the growth of the B2B business primarily focused on new data centers.

The Company, through its consolidated subsidiary Home&Service, performs tasks related to the installation and troubleshooting of Internet and IPTV services, providing customers with a stable communication and broadcasting environment. Home&Service also operates various lifestyle partnership businesses including rental and security services along with a wide range of home services including those related to AI and IoT.

SK Telink, a consolidated subsidiary of the Company, engages in the international call services and value-added telecommunications businesses. SK International Call “00700” service is Korea’s leading international call service, offering premium call quality and differentiated benefits through direct international lines. SK Telink has established a high-quality network environment by partnering with the world’s largest telecommunications companies. SK Telink also operates an MVNO service, “SK 7Mobile,” which offers quality services at reasonable rates. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards select customer segments including foreign workers, middle-aged adults and students.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through mergers and acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and the process of transmitting them to viewers through telecommunications facilities. The broadcasting market can primarily be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act.

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The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the various needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become essential commodities and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

In the high-speed Internet services market, the demand for Giga Internet services has been continuing to increase due to the popularization of mobile and home IoT devices and the expansion of large media services including video streaming services.

In the pay TV market, competition for content has been intensifying, at the center of which are large over-the-top operators with exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services based on novel technology, including AI data centers. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

C.	Growth Potential

		(Unit: in persons)
Classification		As of March 31, 2025	As of December 31,
			2024	2023
Fixed-line Subscribers	High-speed Internet	24,809,316	24,721,782	24,098,164
	Fixed-line telephone	10,218,700	10,325,245	10,973,838
	IPTV	21,071,566	21,071,566	20,870,152
	Cable TV	12,412,495	12,412,495	12,586,391

*	Source: MSIT website.
**

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of February 28, 2025, while IPTV and cable TV subscribers represent the average number of subscribers in the first half of 2024.

D.	Cyclical Nature and Seasonality

There is little difference among the services provided by operators of high-speed Internet, fixed-line telephone and broadcasting services. Such services, which demonstrate characteristics of essential public utilities, are subject to a subscriber-based business model, and are not sensitive to cyclical economic changes. Due to the low income elasticity of telecommunications services, the overall telecommunications market is not expected to be particularly affected by an economic downturn.

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E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

(Unit: in percentages)
Classification	As of March 31, 2025	As of December 31,
		2024	2023
High-speed Internet (including resales)	29.0	28.9	28.7
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	18.4	18.3	18.0
IPTV	32.0	32.0	31.8
Cable TV	22.8	22.8	22.4

*	Source: MSIT website.
**	With respect to fixed-line telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of landline and IP phone subscribers.
***

Market shares of high-speed Internet and fixed-line telephone represent the market shares as of February 28, 2025 and market shares of IPTV and cable TV represent the average subscriber rate in the first half of 2024.

The Company is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, the Company competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by the Company, KT and LG U+.

[Other Businesses]

A.	Other businesses

SK Stoa operates the television shopping (“T-Commerce”) business, which includes the commercial retail data broadcasting channel business, offering an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

2. Key Financial Data by Business Line

A.	Assets

			(Unit: in millions of Won and percentages)
Classification	As of March 31, 2025		As of December 31,
			2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	24,962,134	75%	25,154,898	75%	25,608,563	77%
Fixed-line	7,068,269	21%	7,174,920	21%	6,825,342	20%
Other	1,205,494	4%	1,276,546	4%	910,020	3%

Subtotal	33,235,896	100%	33,606,364	100%	33,343,925	100%

Consolidation Adjustment	(3,315,331)	—	(3,091,111)	—	(3,224,698)	—

Total	29,920,565	—	30,515,254	—	30,119,227	—

B.	Revenue

		(Unit: in millions of Won and percentages)
Classification	For the three months ended March 31, 2025		For the year ended December 31,
			2024		2023
	Amount Ratio		Amount Ratio		Amount Ratio
Wireless	3,303,422	74%	13,318,213	74%	13,123,166	75%
Fixed-line	1,034,054	23%	4,075,412	23%	3,928,020	22%
Other	116,241	3%	546,984	3%	557,325	3%

Total	4,453,717	100%	17,940,609	100%	17,608,511	100%

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C.	Operating Profit

		(Unit: in millions of Won and percentages)
Classification	For the three months ended March 31, 2025		For the year ended December 31,
			2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	485,129	84%	1,529,971	84%	1,463,934	84%
Fixed-line	101,028	17%	366,517	20%	329,072	19%
Other	(6,948)	(1)%	(64,929)	(4)%	(42,771)	(2)%

Subtotal	579,209	100%	1,831,559	100%	1,750,235	100%

Consolidation Adjustment	(11,825)	—	(8,150)	—	2,969	—

Total	567,384	—	1,823,409	—	1,753,204	—

3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the three months ended March 31, 2025		For the year ended December 31,
						2024		2023
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., SK O&S Co., Ltd., Service Ace Co., Ltd., etc.	Mobile communications service, wireless data service, ICT service and others	T, 5GX, T Plan and others	3,303,422	74%	13,318,213	74%	13,123,166	75%
Fixed-line	SK Broadband Co., Ltd., Home & Service Co., Ltd., SK Telink Co., Ltd., etc.	Fixed-line phone, high-speed Internet, data and network lease service and others	B tv, 00700 international call, 7mobile and others	1,034,054	23%	4,075,412	23%	3,928,020	22%
Other	SK stoa Co., Ltd., etc.	Commercial retail data broadcasting channel services and others	Stoa ON	116,241	3%	546,984	3%	557,325	3%

Total				4,453,717	100%	17,940,609	100%	17,608,511	100%

4. Price Trends for Major Products

[Wireless Business]

As of March 31, 2025, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 11 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). In March 2024, the Company launched the “Compact” plan, which provides 5G data at Won 39,000 per month (including value-added tax). The Company plans to continue to introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

In 2025, SK Broadband is preparing to launch various new subscription plans. On March 4, 2025, SK Broadband launched the “AI Speaker Set-Top Box” for its Internet protocol cable TV service, which meets cable TV customers’ demand for AI services based on voice recognition and offers broader choice of set-top box options. The monthly rental fee for the AI Speaker Set-Top Box is Won 6,600 per month based on a three-year contract. As part of a launch promotion, customers who newly subscribe under a three-year contract by August 31, 2025 will receive a rental fee discount of Won 6,600.

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SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on SK Broadband’s website at www.bworld.co.kr.

5. Investment Status

[Wireless Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Expected investment amount	Amount already invested	Investment effect
Upgrade/ New installation	Network, systems and others	Three months ended March 31, 2025	To be determined	31	Upgrades to the existing services and expanded provision of network services including 5G

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Three months ended March 31, 2025	75.2	To be determined	Securing subscriber network and equipment; quality and system improvement

6. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the three months ended March 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Wireless	Services	Mobile communication, wireless data, information communication	Export	45,575	212,235	169,885
			Domestic	3,121,881	13,105,978	12,953,281
			Subtotal	3,167,455	13,318,213	13,123,166
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	50,750	213,815	178,824
			Domestic	1,152,999	3,861,597	3,749,196
			Subtotal	1,203,749	4,075,412	3,928,020
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	82,513	546,984	557,325
			Subtotal	82,513	546,984	557,325
Total			Export	96,325	426,050	348,709
			Domestic	4,357,392	17,514,559	17,259,802
			Total	4,453,717	17,940,609	17,608,511

	(Unit: in millions of Won)
For the three months ended March 31, 2025	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	3,681,348	1,337,053	130,617	5,149,018	(695,301)	4,453,717
Internal sales	377,926	302,999	14,376	695,301	(695,301)	—
External sales	3,303,422	1,034,054	116,241	4,453,717	—	4,453,717
Depreciation and amortization	641,107	242,005	5,337	888,449	(21,258)	867,191
Operating profit (loss)	485,129	101,028	(6,948)	579,209	(11,825)	567,384
Finance profit (loss)						(66,999)
Gain from investments in associates and joint ventures						132
Other non-operating profit (loss)						7,363
Profit before income tax						507,880

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7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of March 31, 2025 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds (face value of USD 400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
March 4, 2020	Floating rate foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	March 4, 2020 – June 4, 2025
June 28, 2023	Fixed rate foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency interest rate swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028
October 7, 2024	Floating rate Won denominated borrowings (face value of Won 200 billion)	Interest rate risk	Interest rate swap	DBS Bank Ltd	October 10, 2024 – October 8, 2026

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the three months ended March 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	Remarks
	Raw material	8	492	48	—
	Labor	35,343	134,508	140,790	—
	Depreciation	30,314	134,989	137,264	—
	Commissioned service	10,499	61,588	51,749	—
	Others	16,022	61,267	61,992	—
	Total R&D costs	92,186	392,844	391,843	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	89,912	378,079	369,507	—
	Development costs (Intangible assets)	2,274	14,765	22,334	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.07%	2.19%	2.23%	—

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10. Other information relating to investment decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of March 31, 2025, the registered patents and trademarks held by the Company included 3,022 Korean-registered patents, 1,732 foreign-registered patents and 778 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of March 31, 2025, SK Broadband held 227 Korean-registered patents and 47 foreign-registered patents (including those held jointly with other companies). It also holds 278 Korean-registered trademarks. SK Broadband owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on AI” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on AI technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to purchase renewable energy and has installed additional solar power generation facilities to increase the self-production and use of renewable energy.

10

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2025, December 31, 2024 and December 31, 2023 and for the three months ended March 31, 2025 and for the years ended December 31, 2024 and 2023. The Company’s consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Assets
Current Assets	7,675,417	7,476,682	6,585,602
• Cash and Cash Equivalents	2,297,239	2,023,721	1,454,978
• Accounts Receivable – Trade, net	1,999,052	1,989,306	1,978,532
• Accounts Receivable – Other, net	476,079	369,192	344,350
• Others	2,903,047	3,094,463	2,807,742
Non-Current Assets	22,245,148	23,038,573	23,533,625
• Long-Term Investment Securities	1,848,885	1,877,922	1,679,384
• Investments in Associates and Joint Ventures	2,331,816	2,341,827	1,915,012
• Property and Equipment, net	11,982,418	12,617,394	13,006,196
• Goodwill	2,072,493	2,072,493	2,075,009
• Intangible Assets, net	2,073,729	2,194,871	2,861,137
• Others	1,935,807	1,934,066	1,996,887

Total Assets	29,920,565	30,515,255	30,119,227

Liabilities
Current Liabilities	8,730,622	9,224,278	6,993,980
Non-Current Liabilities	9,248,086	9,463,343	10,896,848

Total Liabilities	17,978,708	18,687,621	17,890,828

Equity
Equity Attributable to Owners of the Parent Company	11,819,346	11,698,627	11,389,046
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(11,953,053)	(11,954,936)	(11,828,644)
Retained Earnings	23,087,254	22,976,127	22,799,981
Reserves	654,652	646,943	387,216
Non-controlling Interests	122,511	129,007	839,353

Total Equity	11,941,857	11,827,634	12,228,399

Total Liabilities and Equity	29,920.565	30,515,255	30,119,227

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the three months ended March 31, 2025	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating Revenue	4,453,717	17,940,609	17,608,511
Operating Profit	567,384	1,823,409	1,753,204
Profit Before Income Tax	507,880	1,761,765	1,488,179
Profit for the Period	361,575	1,387,095	1,145,937
Profit for the Period Attributable to Owners of the Parent Company	364,422	1,250,155	1,093,611
Profit for the Period Attributable to Non-controlling Interests	(2,847)	136,940	52,326
Basic Earnings Per Share (Won)	1,689	5,780	4,954
Diluted Earnings Per Share (Won)	1,684	5,765	4,950

Total Number of Consolidated Subsidiaries	19	21	25

11

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2025, December 31, 2024 and December 31, 2023 and for the three months ended March 31, 2025 and for the years ended December 31, 2024 and 2023. The Company’s separate financial statements as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Assets
Current Assets	5,729,047	5,242,405	4,703,844
• Cash and Cash Equivalents	1,339,520	1,165,158	631,066
• Accounts Receivable – Trade, net	1,537,413	1,508,893	1,495,617
• Accounts Receivable – Other, net	653,931	390,243	343,036
• Others	2,198,183	2,178,111	2,234,125
Non-Current Assets	18,667,773	19,343,221	20,292,088
• Long-Term Investment Securities	1,405,300	1,418,465	1,426,290
• Investments in Subsidiaries and Associates	4,894,413	4,899,558	4,670,568
• Property and Equipment, net	8,041,292	8,515,225	9,076,459
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	1,552,232	1,683,018	2,250,829
• Others	1,468,300	1,520,719	1,561,706

Total Assets	24,396,820	24,585,626	24,995,932

Liabilities
Current Liabilities	6,044,605	6,240,886	5,505,470
Non-Current Liabilities	7,175,187	7,383,886	9,054,369

Total Liabilities	13,219,792	13,624,772	14,559,839

Equity
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(4,551,927)	(4,551,820)	(4,766,147)
Retained Earnings	15,498,289	15,273,451	15,032,473
Reserves	200,173	208,730	139,274

Total Equity	11,177,028	10,960,854	10,436,093

Total Liabilities and Equity	24,396,820	24,585,626	24,995,932

(Unit: in millions of Won)
	For the three months ended March 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating Revenue	3,167,455	12,774,060	12,589,220
Operating Profit	482,366	1,523,175	1,455,870
Profit Before Income Tax	601,014	1,477,084	1,354,939
Profit for the Period	474,592	1,280,484	1,059,750
Basic Earnings Per Share (Won)	2,206	5,923	4,798
Diluted Earnings Per Share (Won)	2,200	5,907	4,794

12

2. Dividends and Others

A.	Dividend Policy

The Company seeks to enhance its enterprise value through distribution of cash dividends based on stable business performance and by increasing long-term shareholder returns based on sustainable growth. The Company has established and is implementing a capital allocation strategy that balances the use of additional free cash flow generated from enhancement in performance and operational improvement across shareholder returns, investments for growth and enhancement in financial structure.

The Company determines the amount of its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its Articles of Incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders.

In accordance with the global trend towards stable dividend distribution, the Company adopted a quarterly dividend distribution policy through the approval of certain amendments to the Company’s Articles of Incorporation at the 37th General Meeting of Shareholders held in March 2021 and has been distributing quarterly dividends since the second quarter of 2021.

In April 2024, the Company disclosed its shareholder return policy for fiscal years 2024 through 2026, under which the total amount of shareholder return for each year is expected to be at least 50% of the adjusted profit for the year on a consolidated basis. Shareholder returns are expected to be provided in the form of cash dividend distribution and/or through acquisition and cancellation of the Company’s treasury shares. The Board of Directors will make its determinations on dividends in accordance with such policy.

The Company has engaged in repurchases and cancelations of its own shares from time to time to enhance its enterprise value in consideration of the market price of the Company’s shares and its financial resources. From 2020 to 2021, the Company purchased approximately Won 500 billion of treasury shares, and in May 2021, the Company canceled 8,685,568 units of previously acquired treasury shares (10.76% of the total number of shares issued at the time) to enhance shareholder value. In addition, in 2023, the Company purchased approximately Won 300 billion of treasury shares, and in February 2024, the Company canceled 4,043,091 units of treasury share (1.85% of the total number of shares issued at the time).

B.	Matters related to Provision of Dividend Predictability

(1)	Dividend Improvement Procedures in the Articles of Incorporation

Classification	Status and plans
Authority for deciding dividend amounts	Under the Company’s Articles of Incorporation, annual dividends are decided at the General Meeting of Shareholders, while quarterly dividends are decided by the Board of Directors.

Whether it is possible to set the dividend record date after the dividend amount is determined

Following the amendments to the Company’s Articles of Incorporation at the 40th General Meeting of Shareholders on March 26, 2024, the Company’s dividend policy was enhanced by allowing the annual dividend record date to be set after determination of the dividend amount.

Following the amendments to the Company’s Articles of Incorporation at the 41st General Meeting of Shareholders on March 26, 2025, the Company’s dividend policy was further enhanced by allowing the quarterly dividend record date to be set after determination of the dividend amount.

Plans for implementing dividend improvement procedures	—

(2)	Status of Dividend Amount Determination Date and Dividend Record Date

13

Classification	Fiscal month	Dividend status	Dividend amount determination date	Dividend record date	Provision of dividend predictability	Note
Annual dividend for the year ended December 31, 2024	December 2024	Declared	March 26, 2025	February 28, 2025	Provided	Quarterly dividend
Annual dividend for the year ended December 31, 2023	December 2023	Declared	March 26, 2024	December 31, 2023	Not provided	Quarterly dividend
Annual dividend for the year ended December 31, 2022	December 2022	Declared	March 28, 2023	December 31, 2022	Not provided	Quarterly dividend

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of March 31, 2025)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 85-1,2	February 17, 2023	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 86-1,2,3	April 12, 2023	Repayment of debt	350,000	Repayment of debt	350,000	—
Hybrid securities	Series 3	June 5, 2023	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 87-1,2,3,4	October 18, 2023	Repayment of debt	295,000	Repayment of debt	295,000	—
Corporate bond	Series 88-1,2,3	February 22, 2024	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 89-1,2,3	December 11, 2024	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 90-1,2,3	February 21, 2025	Repayment of debt	400,000	Repayment of debt	400,000	—

[SK Broadband]

(As of March 31, 2025)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 53-1	March 2, 2023	Operation fund	5,000	Operation fund	5,000	—
Corporate bond	Series 53-1	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-2	March 2, 2023	Operation fund	55,000	Operation fund	55,000	—
Corporate bond	Series 53-2	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-3	March 2, 2023	Operation fund	46,900	Operation fund	46,900	—
Corporate bond	Series 53-3	March 2, 2023	Repayment of debt	43,100	Repayment of debt	43,100	—
Corporate bond	Series 54-1	October 30, 2023	Facility fund	100,000	Facility fund	100,000	—
Corporate bond	Series 54-2	October 30, 2023	Facility fund	60,000	Facility fund	60,000	—
Corporate bond	Series 55-1	January 22, 2024	Repayment of debt	170,000	Repayment of debt	170,000	—
Corporate bond	Series 55-2	January 22, 2024	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	Series 56-1	December 4, 2024	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 56-1	December 4, 2024	Facility fund	30,000	Facility fund	30,000	—
Corporate bond	Series 56-2	December 4, 2024	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 56-2	December 4, 2024	Facility fund	65,000	Facility fund	65,000	—
Corporate bond	Series 56-3	December 4, 2024	Repayment of debt	30,000	Repayment of debt	30,000	—
Corporate bond	Series 56-3	December 4, 2024	Facility fund	20,000	Facility fund	20,000	—

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

14

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	For the three months ended March 31, 2025
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,274,722	265,338	11.7%
Loans	153,617	42,055	27.4%
Accounts receivable – other	681,615	26,507	3.9%
Accrued income	2,876	—	—
Guarantee deposits	264,940	—	—

Total	3,377,770	333,900	9.9%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2024
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,258,412	258,030	11.4%
Loans	141,609	41,958	29.6%
Accounts receivable – other	568,072	25,628	4.5%
Accrued income	4,242	—	—
Guarantee deposits	275,450	—	—

Total	3,247,785	325,616	10.0%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,233,586	242,737	10.9%
Loans	150,671	42,087	27.9%
Accounts receivable – other	690,157	33,276	4.8%
Accrued income	4,295	—	—
Guarantee deposits	286,520	300	0.1%

Total	3,365,229	318,400	9.5%

(2)	Movements in Loss Allowance of Trade and Other Receivables

			(Unit: in millions of Won)
	For the three months ended March 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance	325,616	318,401	325,003
Effect of change in accounting policy	—	—	—
Increase of loss allowance	8,360	54,703	43,162
Reversal of loss allowance	—	—	—
Write-offs	(76)	(44,556)	(49,764)
Other	—	(2,933)	—
Ending balance	333,900	325,615	318,400

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

15

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of March 31, 2025
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,012,728	58,721	156,689	46,583	2,274,721
Percentage	83.7%	2.4%	6.5%	1.9%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the three months ended March 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Merchandise	177,640	183,202	166,614
Goods in transit	—	—	—
Other inventories	28,263	26,581	13,195

Total	205,903	209,783	179,809

Percentage of inventories to total assets [Inventories / Total assets]	0.69%	0.69%	0.60%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	6.31	6.73	7.32

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Note 29 of the notes to the Company’s interim consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company as of March 31, 2025. The compliance status is as of December 31, 2024, the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

16

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

17

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

18

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

19

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-1	Apr. 12, 2022	Apr. 12, 2025	240,000	Mar. 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	Apr. 12, 2022	Apr. 12, 2027	70,000	Mar. 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	Apr. 12, 2022	Apr. 12, 2042	40,000	Mar. 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	Aug. 10, 2022	Aug. 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	Aug. 10, 2022	Aug. 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	Dec. 14, 2022	Dec. 12, 2025	110,000	Dec. 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	Dec. 14, 2022	Dec. 14, 2027	60,000	Dec. 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	Dec. 14, 2022	Dec. 14, 2032	40,000	Dec. 2, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	Feb. 17, 2023	Feb. 17, 2026	110,000	Feb. 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	Feb. 17, 2023	Feb. 17, 2028	190,000	Feb. 7, 2023	Korea Securities Finance Corp.

20

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	Apr. 12, 2023	Apr. 10, 2026	80,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	Apr. 12, 2023	Apr. 12, 2028	200,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	Apr. 12, 2023	Apr. 12, 2030	70,000	Mar. 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 87-1	Oct. 18, 2023	Oct. 16, 2026	115,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-2	Oct. 18, 2023	Oct. 18, 2028	100,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-3	Oct. 18, 2023	Oct. 18, 2030	50,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-4	Oct. 18, 2023	Oct. 18, 2033	30,000	Oct. 5, 2023	Korea Securities Finance Corp.

21

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 88-1	Feb. 22, 2024	Feb. 22, 2027	180,000	Feb 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-2	Feb. 22, 2024	Feb. 22, 2029	110,000	Feb. 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-3	Feb. 22, 2024	Feb. 22, 2034	110,000	Feb. 8, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 89-1	Dec. 11, 2024	Dec. 10, 2027	170,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-2	Dec. 11, 2024	Dec. 11, 2029	90,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-3	Dec. 11, 2024	Dec. 11, 2034	40,000	Nov. 29, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

22

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 90-1	Feb. 21, 2025	Feb. 21, 2028	190,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-2	Feb. 21, 2025	Feb. 21, 2030	70,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-3	Feb. 21, 2025	Feb. 21, 2035	140,000	Feb. 11, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of the next semi-annual business report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	Mar. 2, 2023	Feb. 27, 2026	100,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-1	Oct. 30, 2023	Oct. 30, 2026	100,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-2	Oct. 30, 2023	Oct. 30, 2028	60,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 55-1	Jan. 22, 2024	Jan. 22, 2027	170,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 55-2	Jan. 22, 2024	Jan. 22, 2029	60,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56—1	Dec. 4, 2024	Dec. 3, 2027	130,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-2	Dec. 4, 2024	Dec. 4, 2029	115,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-2	Dec. 4, 2024	Dec. 4, 2031	50,000	Nov. 22, 2024	Korea Securities Finance Corp.

23

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 4, 2025

24

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2024.

25

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Classification	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Three months ended March 31, 2025	Audit report (Separate)	KPMG Samjong	Unqualified	—	—
	Audit report (Consolidated)	KPMG Samjong	Unqualified	—	—
Year ended December 31, 2024	Audit report (Separate)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services
	Audit report (Consolidated)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2023	Audit report (Separate)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services
	Audit report (Consolidated)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Three months ended March 31, 2025	KPMG Samjong	Quarterly and semi-annual review	2,597	24,500	228	2,153
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2024	Ernst & Young Han Young	Quarterly and semi-annual review	2,880	25,000	2,880	25,000
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	2,780	24,800
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2025	—	—	—	—
Year ended December 31, 2024	—	—	—	—
Year ended December 31, 2023	—	—	—	—

26

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed

February 25, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2024 results of audit of financial statements; report on results of 2024 internal accounting management system audit

April 23, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2024 Public Company Accounting Oversight Board audit results

27

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2024.

2. Audit System

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2024.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System

(As of March 31, 2025)
Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted
Implementation status	—	—	Conducted during the 41st General Meeting of Shareholders

The Company implemented a proxy solicitation procedure for the 41st General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

28

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2025)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest shareholder	Common share	65,668,397	30.57	65,668,397	30.57
Tae Won Chey	Officer of affiliated company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Young Sang Ryu	Officer of the Company	Common share	20,309	0.01	20,309	0.01
Yong-Hak Kim	Officer of the Company	Common share	4,923	0.00	4,923	0.00
Junmo Kim	Officer of the Company	Common share	3,763	0.00	3,763	0.00
Haeyun Oh	Officer of the Company	Common share	2,316	0.00	2,316	0.00
Mi Kyung Noh	Officer of the Company	Common share	978	0.00	978	0.00
Poong Young Yoon	Related person	Common share	2,733	0.00	2,733	0.00

Total		Common share	65,717,070	30.60	65,704,484	30.59

*

The number of shares owned and ownership ratio as of the beginning of the period account for the 12,586 shares owned by Jong Ryeol Kang (former executive director) and Seok-Dong Kim (former independent director), whose respective terms expired in March 2025.

B.	Overview of the Largest Shareholder

As of March 31, 2025, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

29

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of March 31, 2025)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	February 27, 2023	65,719,411	30.03	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 4,634 and 2,274 shares, respectively.
	March 28, 2023	65,717,964	30.03	Retirement of Jung Ho Ahn, independent director of the Company (1,447 shares)
	April 21, 2023	65,724,963	30.03	Four independent directors, Youngmin Yoon, Haeyun Oh, Junmo Kim and Seok-dong Kim each acquired 1,338 shares. Yong-Hak Kim, independent director of the Company, acquired 1,647 shares.

	January 29, 2024	65,736,363	30.04	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 8,335 and 3,065 shares, respectively.

	March 26, 2024	65,733,123	30.60	Retirement of Youngmin Yoon, independent director of the Company (2,785 shares) and Kyu-nam Choi, non-executive director of the company (455 shares)

	April 29, 2024	65,738,600	30.61	Four independent directors of the Company, Seok-Dong Kim, Junmo Kim, Mi Kyung Noh, Haeyun Oh, each acquired 978 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,565 shares.

	September 22, 2024	65,717,070	30.60	Elimination of former related person Jung Ho Park’s related party relationship (21,530 shares).

	March 26, 2025	65,704,484	30.59	Retirement of Jong Ryeol Kang, executive director of the Company (8,823 shares) and Seok-Dong Kim, independent director of the Company (3,763 shares).

*	The figures for shares held and holding ratio are based on the shareholding of the largest shareholder and its related persons.
**	The changes in holding ratio also reflects the cancellation of treasury shares (1.8% of total shares issued) in February 2024.

30

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Registered Directors

(As of March 31, 2025)
Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term

Young Sang Ryu	Male	May 1970	Chief Executive Officer; Representative Director	Former Head, SK Telecom MNO business	7 years and 1 month	—

Yang Seob Kim	Male	Feb. 1966	Head of Corporate Planning Center and Chief Financial Officer	Former Head of Finance Division and Chief Financial Officer, SK Innovation	1 year and 1 month	—

Dong Soo Kang	Male	June 1969	Non-executive Director	Head of PM Division, SK Inc.; Former Head of Portfolio Division, SK Innovation	1 month	—

Yong-Hak Kim	Male	Jan. 1953	Independent Director	Former President (Professor Emeritus), Yonsei University	5 years and 1 month	—

Junmo Kim	Male	Sep. 1976	Independent Director	Professor, Department of Electrical Engineering at Korea Advanced Institute of Science and Technology	5 years and 1 month	—

Haeyun Oh	Female	Nov. 1974	Independent Director	Director of MARS Artificial Intelligence Integrated Research Center, Korea Advanced Institute of Science and Technology; Professor, Department of Computer Science at Korea Advanced Institute of Science and Technology	2 years and 1 month	—

Mi Kyung Noh	Female	Aug. 1965	Independent Director	Former Regional Head of Credit Risk Review and Asia Pacific Risk, HSBC Hong Kong	1 year and 1 month	—

Chang Bo Kim	Male	July 1959	Independent Director	Attorney, DR & AJU LLC; Former Chief Judge, Seoul High Court	1 month	—
*

At the 41st General Meeting of Shareholders held on March 26, 2025, Dong Soo Kang was newly elected as a non-executive director and Chang Bo Kim was newly elected as an independent director and a member of the audit committee.

31

2. Compensation of Directors and Officers

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2024.

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2.	Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

None.

See Note 10 of the notes to the Company’s interim consolidated financial statements attached hereto for information relating to acquisitions and dispositions of investments in related parties.

3. Transactions with the Largest Shareholder and Related Parties

None.

4. Related Party Transactions

See Note 30 of the notes to the Company’s interim consolidated financial statements attached hereto for information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of March 31, 2025)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short- term loans	56,633	35,268	25,386	66,515	—	—

B.	Other transactions

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions relating to pledges and guarantees, sale and purchase of securities and real properties, transfers of business and assets, and long-term supply agreements.

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

As of March 31, 2025, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

32

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other contingent liabilities.

[SK Broadband]

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other contingent liabilities.

[PS&Marketing]

As of March 31, 2025, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,567

[SK Telink]

As of March 31, 2025, SK Telink provided the following material payment guarantees to other parties.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Hanwha Systems Co., Ltd. and others	472	Contract guarantee

As of March 31, 2025, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract guarantee	789

[Home&Service]

As of March 31, 2025, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees	37

As of March 31, 2025, Home&Service has entered into the following credit facilities with financial institutions.

		(Unit: in millions of Won)
Financial Institution	Credit Limit	Details
Shinhan Bank	6,000	Revolving credit

[SK O&S]

As of March 31, 2025, SK O&S has been provided with the following material payment guarantees by other parties.

33

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	50,000

[SK Stoa]

As of March 31, 2025, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,240
Kookmin Bank	Revolving credit	18,000

3. Status of Sanctions, etc.

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2024.

4. Material Events Subsequent to the Reporting Period

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2024.

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Vice President

Date: June 11, 2025

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2025

(with the Independent Auditor’s Review report)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2025, the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2025, and notes, comprising a summary of material accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The accompanying condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2024, presented for comparative purposes were reviewed by another auditor, whose report dated May 13, 2024, stated that based on their review, nothing has come to their attention that causes them to believe those condensed consolidated interim financial statements do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

The consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 10, 2025, expressed an unmodified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2024, presented for comparative purposes, is not different from that audited by another auditor from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 13, 2025

This report is effective as of May 13, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying ondensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

The accompanying condensed consolidated interim financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In millions of won)	Note	March 31, 2025		December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	2,297,239	2,023,721
Short-term investment securities	9,28,29		40,113	—
Short-term financial instruments	28,29		214,500	323,890
Accounts receivable – trade, net	5,28,29,30		1,999,052	1,989,306
Short-term loans, net	5,28,29		75,830	65,205
Accounts receivable – other, net	5,28,29,30,31		476,079	369,192
Contract assets	7,29		89,037	90,385
Prepaid expenses	6		1,987,218	1,945,610
Prepaid income taxes	26		21	21
Derivative financial assets	28,29		78,491	119,500
Inventories, net	8		205,903	209,783
Assets held for sale	34		58,164	174,839
Advanced payments and others	5,28,29,30		153,770	165,230

			7,675,417	7,476,682

Non-Current Assets:
Long-term financial instruments	28,29		373	373
Long-term investment securities	9,28,29		1,848,885	1,877,922
Investments in associates and joint ventures	10		2,331,816	2,341,827
Investment property, net	12		37,592	26,611
Property and equipment, net	11,13,30,31		11,982,418	12,617,394
Goodwill			2,072,493	2,072,493
Intangible assets, net	14		2,073,729	2,194,871
Long-term contract assets	7,29		43,256	46,352
Long-term loans, net	5,28,29,30		35,732	34,446
Long-term accounts receivable – other, net	5,28,29,30,31		179,029	173,252
Long-term prepaid expenses	6		1,109,965	1,108,406
Guarantee deposits, net	5,28,29,30		154,305	155,875
Long-term derivative financial assets	28,29		263,350	221,608
Defined benefit assets	18		99,915	154,329
Other non-current assets	5,28,29		12,290	12,814

			22,245,148	23,038,573

Total Assets		~~W~~	29,920,565	30,515,255

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2025 and December 31, 2024

(In millions of won)	Note	March 31, 2025		December 31, 2024

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	28,29,30	~~W~~	116,725	126,508
Accounts payable – other	28,29,30		2,546,152	2,798,978
Withholdings	28,29,30		1,112,759	928,679
Contract liabilities	7		183,200	168,194
Accrued expenses	28,29		1,254,861	1,522,750
Income tax payable	26		304,691	243,564
Short-term borrowings	15,28,29		300,000	100,000
Provisions	17,33		42,472	50,016
Current portion of long-term debt, net	15,28,29		2,151,455	2,460,109
Current portion of long-term payables – other	16,28,29		364,547	367,765
Lease liabilities	28,29,30		353,760	351,363
Liabilities held for sale	34		—	106,352

			8,730,622	9,224,278

Non-Current Liabilities:
Debentures, excluding current portion, net	15,28,29		6,401,386	6,363,646
Long-term borrowings, excluding current portion, net	15,28,29		200,000	203,125
Long-term payables – other	16,28,29		177,576	539,955
Long-term lease liabilities	28,29,30		1,262,352	1,286,588
Long-term contract liabilities	7		80,388	61,512
Defined benefit liabilities	18		13,089	2,086
Long-term derivative financial liabilities	28,29		17,248	3,437
Long-term provisions	17		77,417	70,044
Deferred tax liabilities	26		930,278	851,200
Other non-current liabilities	28,29,30		88,352	81,750

			9,248,086	9,463,343

Total Liabilities			17,978,708	18,687,621

Shareholders’ Equity:
Share capital	1,19		30,493	30,493
Capital surplus and others	19,20		(11,953,053)	(11,954,936)
Retained earnings	21		23,087,254	22,976,127
Reserves	22		654,652	646,943

Equity attributable to owners of the Parent Company			11,819,346	11,698,627
Non-controlling interests			122,511	129,007

Total Shareholders’ Equity			11,941,857	11,827,634

Total Liabilities and Shareholders’ Equity		~~W~~	29,920,565	30,515,255

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Income

For the three-month periods ended March 31, 2025 and 2024

(In millions of won, except for earnings per share)	Note	2025		2024
Operating revenue:	4,30
Revenue		~~W~~	4,453,717	4,474,611

Operating expenses:	30
Labor			671,601	660,617
Commission	6		1,325,088	1,379,580
Depreciation and amortization	4		867,191	897,150
Network interconnection			163,865	176,886
Leased lines			68,203	64,320
Advertising			33,924	34,742
Rent			35,683	31,314
Cost of goods sold	8		327,789	330,305
Others	23		392,989	401,208

			3,886,333	3,976,122

Operating profit	4		567,384	498,489
Finance income	4,25		43,701	60,082
Finance costs	4,25		(110,700)	(121,164)
Gain relating to investments in associates and joint ventures, net	4,10		132	4,906
Other non-operating income	4,24		14,224	8,793
Other non-operating expenses	4,24		(6,861)	(10,361)

Profit before income tax	4		507,880	440,745
Income tax expense	26		146,305	78,805

Profit for the period		~~W~~	361,575	361,940
Attributable to:
Owners of the Parent Company		~~W~~	364,422	352,986
Non-controlling interests			(2,847)	8,954
Earnings per share	27
Basic earnings per share (in won)		~~W~~	1,689	1,636
Diluted earnings per share (in won)			1,684	1,634

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Profit for the period		~~W~~	361,575	361,940
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	10,22		28,108	—
Remeasurement of defined benefit liabilities and assets	18		(22,333)	(4,630)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	22		(25,605)	78,509
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	10,22		(246)	46,577
Net change in unrealized fair value of derivatives	22		4,583	380
Foreign currency translation differences for foreign operations	22		(1,294)	11,543

Other comprehensive income (loss) for the period, net of taxes			(16,787)	132,379

Total comprehensive income		~~W~~	344,788	494,319

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	347,317	486,986
Non-controlling interests			(2,529)	7,333

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2025 and 2024

(In millions of won)		Attributable to owners of the Parent Company						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2024		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income:
Profit for the period			—	—	352,986	—	352,986	8,954	361,940
Other comprehensive income (loss)	10,18,22		—	—	3,230	130,770	134,000	(1,621)	132,379

			—	—	356,216	130,770	486,986	7,333	494,319

Transactions with owners:
Annual dividends			—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Share option	20		—	37	—	—	37	311	348
Interest on hybrid bonds			—	—	(4,950)	—	(4,950)	—	(4,950)
Acquisition and disposal of treasury shares	19,20		—	8,876	—	—	8,876	—	8,876
Retirement of treasury shares	19		—	200,000	(200,000)	—	—	—	—
Changes in ownership in subsidiaries, etc.			—	1,490	—	—	1,490	(1,238)	252

			—	210,403	(428,285)	—	(217,882)	(51,854)	(269,736)

Balance as of March 31, 2024		~~W~~	30,493	(11,618,241)	22,727,912	517,986	11,658,150	794,832	12,452,982

Balance as of January 1, 2025		~~W~~	30,493	(11,954,936)	22,976,127	646,943	11,698,627	129,007	11,827,634
Total comprehensive income (loss):
Profit (loss) for the period			—	—	364,422	—	364,422	(2,847)	361,575
Other comprehensive income (loss)	10,18,22		—	—	(24,814)	7,709	(17,105)	318	(16,787)

			—	—	339,608	7,709	347,317	(2,529)	344,788

Transactions with owners:
Annual dividends			—	—	(223,531)	—	(223,531)	(1,533)	(225,064)
Share option	20		—	(107)	—	—	(107)	—	(107)
Interest on hybrid bonds			—	—	(4,950)	—	(4,950)	—	(4,950)
Changes in ownership in subsidiaries, etc.			—	1,990	—	—	1,990	(2,434)	(444)

			—	1,883	(228,481)	—	(226,598)	(3,967)	(230,565)

Balance as of March 31, 2025		~~W~~	30,493	(11,953,053)	23,087,254	654,652	11,819,346	122,511	11,941,857

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	361,575	361,940
Adjustments for income and expenses	32		1,159,433	1,142,924
Changes in assets and liabilities related to operating activities	32		(178,924)	(303,304)

			1,342,084	1,201,560
Interest received			15,266	16,586
Dividends received			7,458	2,340
Interest paid			(110,472)	(118,823)
Income tax refund (paid)			(2,304)	17,066

Net cash provided by operating activities			1,252,032	1,118,729

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			109,390	—
Collection of short-term loans			28,004	33,837
Proceeds from disposals of long-term investment securities			1,937	22,867
Proceeds from disposals of investments in associates and joint ventures			—	15,072
Proceeds from disposals of property and equipment			4,134	2,790
Proceeds from disposals of intangible assets			4,468	1,349
Proceeds from disposals of non-current assets held for sale			—	1,074
Collection of long-term loans			694	204
Decrease in deposits			2,888	2,027
Proceeds from settlement of derivatives			447	230
Proceeds from disposals of subsidiaries			61,084	—

			213,046	79,450
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(58,975)
Increase in short-term loans			(36,843)	(34,137)
Increase in long-term loans			(3,922)	(3,556)
Acquisitions of short-term investment securities			(40,000)	—
Acquisitions of long-term investment securities			(13,830)	(27,594)
Acquisitions of investments in associates and joint ventures			(1,006)	(5,984)
Acquisitions of property and equipment			(542,292)	(576,578)
Acquisitions of intangible assets			(11,068)	(13,945)
Increase in deposits			(8,466)	(2,331)
Cash decrease due to changes in consolidation scope			(19,303)	—

			(676,730)	(723,100)

Net cash used in investing activities		~~W~~	(463,684)	(643,650)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	430,303	627,405
Proceeds from short-term borrowings, net			200,000	—
Transactions with non-controlling shareholders			971	—

			631,274	627,405
Cash outflows for financing activities:
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(487,340)	(360,000)
Repayments of long-term borrowings			(203,125)	(13,125)
Payments of interest on hybrid bonds			(4,950)	(4,950)
Repayments of lease liabilities			(82,358)	(81,503)
Acquisition of treasury shares			—	(15,788)

			(1,146,923)	(844,516)

Net cash used in financing activities			(515,649)	(217,111)

Net increase in cash and cash equivalents			272,699	257,968
Cash and cash equivalents at beginning of the period			2,023,721	1,454,978
Effects of exchange rate changes on cash and cash equivalents			819	6,043

Cash and cash equivalents at end of the period		~~W~~	2,297,239	1,718,989

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of March 31, 2025, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	17,767,135	8.27
Institutional investors and other shareholders	125,604,323	58.48
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,903,711	0.89

	214,790,053	100.00

These Condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

List of consolidated subsidiaries as of March 31, 2025 and December 31, 2024 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2025	Dec. 31, 2024
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*2)	Korea	Internet website services	—	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	99.1	99.1
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Investment (Holdings company)	62.5	62.5
	Astra AI Infra LLC	USA	Investment	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2)	Korea	Database and Internet website service	—	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Other(*3)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for the three-month period ended March 31, 2025 are presented in note 1-(4).
(*3)	Other is owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the three-month period ended March 31, 2025 is as follows:

(In millions of won)
	As of March 31, 2025				For the three-month period ended March 31, 2025
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	212,163	72,727	139,436	88,090	4,306
SK Broadband Co., Ltd.		6,696,203	3,783,203	2,913,000	1,115,660	64,702
PS&Marketing Corporation		443,460	209,780	233,680	350,887	4,203
SERVICE ACE Co., Ltd.		65,298	40,673	24,625	48,396	593
SERVICE TOP Co., Ltd.		59,553	42,696	16,857	41,970	550
SK O&S Co., Ltd.		95,935	63,803	32,132	72,641	542
Home & Service Co., Ltd.		137,669	104,336	33,333	129,286	(66)
SK stoa Co., Ltd.		114,792	50,683	64,109	76,515	3,530
SK m&service Co., Ltd.(*)		—	—	—	46,240	(4,407)

(*)	The condensed financial information of SK m&service Co., Ltd. represents the financial information up to the date of disposal.

2)	Condensed financial information of significant consolidated subsidiaries as of December 31, 2024 and for the three-month period ended March 31, 2024 is as follows:

(In millions of won)
	As of December 31, 2024				For the three-month period ended March 31, 2024
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	210,962	63,558	147,404	81,472	5,497
SK Broadband Co., Ltd.		6,806,280	3,760,426	3,045,854	1,092,647	54,605
PS&Marketing Corporation		448,887	218,885	230,002	358,174	1,107
SERVICE ACE Co., Ltd.		74,676	49,818	24,858	49,599	1,290
SERVICE TOP Co., Ltd.		60,073	42,479	17,594	44,066	733
SK O&S Co., Ltd.		130,618	94,807	35,811	66,766	(1,025)
Home & Service Co., Ltd.		139,664	107,379	32,285	126,607	893
SK stoa Co., Ltd.		116,785	56,192	60,593	74,078	1,305
SK m&service Co., Ltd.		164,772	100,230	64,542	57,489	61

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

Details of subsidiaries that were excluded from consolidation scope during the three-month period ended March 31, 2025 are as follows:

Subsidiary	Reason
NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)	Loss of control
SK m&service Co., Ltd.	Loss of control

(5)	There are no material non-controlling interests of the Group as of March 31, 2025 and December 31, 2024.

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2024. The accompanying condensed consolidated interim financial statements have been translated into English from the Korean language financial statements.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in Note 29.

3.	Material Accounting Policies

The material accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2024, except for the adoption of new and revised KIFRS applied from January 1, 2025, which are summarized below. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following amended KIFRS is effective from January 1, 2025, initially, and it did not have a material impact on the Group’s condensed consolidated interim financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and sells merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2025
	Cellular Services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,681,348	1,337,053	130,617	5,149,018	(695,301)	4,453,717
Inter-segment revenue		377,926	302,999	14,376	695,301	(695,301)	—
External revenue		3,303,422	1,034,054	116,241	4,453,717	—	4,453,717
Depreciation and amortization		641,107	242,005	5,337	888,449	(21,258)	867,191
Operating profit (loss)		485,129	101,028	(6,948)	579,209	(11,825)	567,384
Finance income and costs, net							(66,999)
Gain relating to investments in associates and joint ventures, net							132
Other non-operating income and expense, net							7,363
Profit before income tax							507,880

(In millions of won)
	For the three-month period ended March 31, 2024
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,707,285	1,304,133	145,312	5,156,730	(682,119)	4,474,611
Inter-segment revenue		368,447	300,439	13,233	682,119	(682,119)	—
External revenue		3,338,838	1,003,694	132,079	4,474,611	—	4,474,611
Depreciation and amortization		678,139	243,230	6,491	927,860	(30,710)	897,150
Operating profit (loss)		438,854	84,825	(15,365)	508,314	(9,825)	498,489
Finance income and costs, net							(61,082)
Gain relating to investments in associates and joint ventures, net							4,906
Other non-operating income and expense, net							(1,568)
Profit before income tax							440,745

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

4.	Operating Segments, Continued

(1)	Segment information for the three-month periods ended March 31, 2025 and 2024 are as follows, Continued:

The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month period ended March 31, 2025 or for the year ended December 31, 2024.

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the three-month period ended
		March 31, 2025		March 31, 2024
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	270,881	277,843
Fixed-line telecommunication revenue	Goods and others		15,753	17,964
Other revenue	Others(*2)		88,991	111,039

			375,625	406,846

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		2,593,267	2,599,167
	Cellular interconnection		94,999	109,391
	Other(*4)		344,275	352,437
Fixed-line telecommunication revenue	Fixed-line service		39,345	35,776
	Cellular interconnection		3,452	5,125
	Internet Protocol Television(*5)		456,284	457,417
	International calls		50,804	50,635
	Internet service and miscellaneous(*6)		468,417	436,777
Other revenue	Miscellaneous		27,249	21,040

			4,078,092	4,067,765

		~~W~~	4,453,717	4,474,611

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel used for sales of goods.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,264,388	(265,336)	1,999,052
Short-term loans		76,490	(660)	75,830
Accounts receivable – other(*)		502,586	(26,507)	476,079
Accrued income		2,876	—	2,876
Guarantee deposits (Other current assets)		110,635	—	110,635

		2,956,975	(292,503)	2,664,472
Non-current assets:
Long-term loans		77,128	(41,396)	35,732
Long-term accounts receivable – other(*)		179,029	—	179,029
Guarantee deposits		154,305	—	154,305
Long-term accounts receivable – trade (Other non-current assets)		10,334	(2)	10,332

		420,796	(41,398)	379,398

	~~W~~	3,377,771	(333,901)	3,043,870

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2025 include ~~W~~244,201 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,247,334	(258,028)	1,989,306
Short-term loans		65,767	(562)	65,205
Accounts receivable – other(*)		394,820	(25,628)	369,192
Accrued income		4,242	—	4,242
Guarantee deposits (Other current assets)		119,575	—	119,575

		2,831,738	(284,218)	2,547,520
Non-current assets:
Long-term loans		75,842	(41,396)	34,446
Long-term accounts receivable – other(*)		173,252	—	173,252
Guarantee deposits		155,875	—	155,875
Long-term accounts receivable – trade (Other non-current assets)		11,078	(2)	11,076

		416,047	(41,398)	374,649

	~~W~~	3,247,785	(325,616)	2,922,169

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	January 1, 2025		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2025
Accounts receivable – trade	~~W~~	258,030	7,502	(2,372)	2,178	265,338
Accounts receivable – other, etc.		67,586	858	(72)	190	68,562

	~~W~~	325,616	8,360	(2,444)	2,368	333,900

(In millions of won)
	January 1, 2024		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2024
Accounts receivable – trade	~~W~~	242,737	13,571	(2,655)	2,367	256,020
Accounts receivable – other, etc.		75,663	1,378	(186)	294	77,149

	~~W~~	318,400	14,949	(2,841)	2,661	333,169

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

Due to the nature of its business, which involves both fixed-line and wireless telecommunications, the Group’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers. The Group recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,882,234	1,881,608
Others		104,984	64,002

	~~W~~	1,987,218	1,945,610

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,044,506	1,038,170
Others		65,459	70,236

	~~W~~	1,109,965	1,108,406

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Amortization recognized	~~W~~	626,412	619,397

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Contract assets:	~~W~~	132,293	136,737
Contract liabilities:
Wireless service contracts		21,182	20,275
Customer loyalty programs		5,700	5,694
Fixed-line service contracts		171,001	151,427
Others		65,705	52,310

	~~W~~	263,588	229,706

(2)

Amounts of revenue recognized for the three-month periods ended March 31, 2025 and 2024 related to the contract liabilities carried forward from the prior periods are ~~W~~38,175 million and ~~W~~31,905 million, respectively.

8.	Inventories

(1)	Details of inventories as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	184,990	(7,350)	177,640	191,323	(8,121)	183,202
Supplies		28,263	—	28,263	26,581	—	26,581

	~~W~~	213,253	(7,350)	205,903	217,904	(8,121)	209,783

(2)

Inventories recognized as operating expenses for the three-month periods ended March 31, 2025 and 2024 are ~~W~~327,157 million and ~~W~~329,728 million, respectively, which are included in cost of goods sold. In addition, reversal of valuation losses on inventories and valuation losses on inventories which are included in the cost of goods sold and other operating expenses amount to ~~W~~615 million and ~~W~~443 million for the three-month periods ended March 31, 2025 and 2024, respectively. Write-offs included in other operating expenses for the three-month period ended March 31, 2024 is ~~W~~34 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

9.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	Category	March 31, 2025		December 31, 2024
Beneficiary certificates	FVTPL	~~W~~	40,113	—

(2)	Details of long-term investment securities as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	Category		March 31, 2025		December 31, 2024
Equity instruments	FVOCI	(*)	~~W~~	1,710,782	1,739,133
Debt instruments	FVTPL			138,103	138,789

			~~W~~	1,848,885	1,877,922

(*)	The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)		March 31, 2025			December 31, 2024
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	1,002,076	27.3	~~W~~	975,443
Korea IT Fund(*1)	Korea	63.3		363,323	63.3		363,138
UniSK	China	49.0		26,251	49.0		26,031
SK Technology Innovation Company	Cayman Islands	49.0		35,642	49.0		34,516
SK MENA Investment B.V.(*2)	Netherlands	32.1		6,277	32.1		17,273
SK Latin America Investment S.A.	Spain	32.1		1,860	32.1		1,357
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		385,811	20.0		391,572
Citadel Pacific Telecom Holdings, LLC(*3)	USA	15.0		52,556	15.0		51,780
SM Culture & Contents Co., Ltd.	Korea	22.8		35,783	22.8		39,567
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		15,464	27.3		15,635
Home Choice Corp.(*3)	Korea	17.8		3,131	17.8		3,238
Konan Technology Inc.	Korea	20.6		2,710	20.6		3,575
CMES Inc.(*3)	Korea	6.6		7,751	6.6		4,772
SK telecom Japan Inc.	Japan	24.9		3,776	24.9		3,703
Rebellions Inc. (Formerly, SAPEON Korea Inc.)	Korea	26.1		292,006	26.1		298,327
SK m&service Co., Ltd.(*4)	Korea	30.0		22,930	—		—
Start-up Win-Win Fund and others (*3,5,6)	—	—		65,801	—		102,702

			~~W~~	2,323,148		~~W~~	2,332,629

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*7)	Korea	48.2		8,668	48.2		9,198

			~~W~~	2,331,816		~~W~~	2,341,827

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2025 and December 31, 2024 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)	The Group is scheduled to receive ~~W~~10,955 million from the paid-in capital reduction of SK MENA Investment B.V. for the three-month period ended March 31, 2025, with no change in ownership interest.

(*3)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*4)

The Group disposed of a portion of shares in SK m&service Co., Ltd., which was a sub-subsidiary of the Parent Company, to SAMKOO Inc. and received ~~W~~54,987 million for the three-month period ended March 31, 2025. As a result, the remaining shares have been reclassified as an investment in associate as of March 31, 2025.

(*5)

The Group contributed an additional ~~W~~1,000 million in cash to AhnLab Blockchain Company for the three-month period ended March 31, 2025, and the ownership interest of the Group increased from 19.5% to 30.0%.

(*6)	The Group reclassified the entire shares of id Quantique SA as assets held for sale (See note 34).

(*7)	This investment was classified as investment in joint venture as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	Market value of investments in listed associates as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	March 31, 2025				December 31, 2024
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,349	22,033,898	29,724	1,400	22,033,898	30,847
Konan Technology Inc.		20,200	2,359,160	47,655	19,470	2,359,160	45,933
CMES Inc.		21,850	763,968	16,693	24,000	763,968	18,335

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	As of March 31, 2025
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	166,981	1,796,593	1,318,578
Non-current assets		406,687	1,956,496	1,315,195
Current liabilities		—	35,146	213,082
Non-current liabilities		—	342,939	33,048

	For the three-month period ended March 31, 2025
Revenue	~~W~~	314	11,460	32,944
Profit (loss) for the period		292	10,308	(8,018)
Other comprehensive income		—	119,121	3,574
Total comprehensive income (loss)		292	129,429	(4,444)

(In millions of won)
	As of December 31, 2024
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	164,128	1,755,237	1,724,220
Non-current assets		409,248	1,898,657	1,328,952
Current liabilities		—	48,662	342,671
Non-current liabilities		—	328,485	18,430

	For the three-month period ended March 31, 2024
Revenue	~~W~~	—	14,711	57
Profit (loss) for the period		127	13,909	(9,956)
Other comprehensive loss		—	(6,037)	(2,809)
Total comprehensive income (loss)		127	7,872	(12,765)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	573,668	63.3	363,323	—	363,323
SK China Company Ltd.		3,375,004	27.3	920,405	81,671	1,002,076
SK South East Asia Investment Pte. Ltd.(*)		1,929,055	20.0	385,811	—	385,811

(In millions of won)
	December 31, 2024
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	573,376	63.3	363,138	—	363,138
SK China Company Ltd.		3,276,747	27.3	893,609	81,834	975,443
SK South East Asia Investment Pte. Ltd.(*)		1,957,860	20.0	391,572	—	391,572

(*)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended March 31, 2025
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	975,443	—	103	26,530	—	1,002,076
Korea IT Fund		363,138	—	185	—	—	363,323
UniSK		26,031	—	(10)	230	—	26,251
SK Technology Innovation Company		34,516	—	1,197	(71)	—	35,642
SK MENA Investment B.V.		17,273	—	86	(41)	(11,041)	6,277
SK Latin America Investment S.A.		1,357	—	445	58	—	1,860
SK South East Asia Investment Pte. Ltd.		391,572	—	(3,655)	(2,106)	—	385,811
Citadel Pacific Telecom Holdings, LLC		51,780	—	2,383	(1,607)	—	52,556
SM Culture & Contents Co., Ltd.		39,567	—	(3,630)	(154)	—	35,783
Nam Incheon Broadcasting Co., Ltd.(*1)		15,635	—	(34)	—	(137)	15,464
Home Choice Corp.		3,238	—	(107)	—	—	3,131
Konan Technology Inc.		3,575	—	(865)	—	—	2,710
CMES Inc.		4,772	3,418	(440)	1	—	7,751
SK telecom Japan Inc.		3,703	—	(102)	175	—	3,776
Rebellions Inc. (Formerly, SAPEON Korea Inc.)		298,327	—	(6,321)	—	—	292,006
SK m&service Co., Ltd(*2)		—	—	(138)	(498)	23,566	22,930
Start-up Win-Win Fund and others(*3,4)		102,702	1,006	(807)	(289)	(36,811)	65,801

		2,332,629	4,424	(11,710)	22,228	(24,423)	2,323,148
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,198	—	(530)	—	—	8,668

	~~W~~	2,341,827	4,424	(12,240)	22,228	(24,423)	2,331,816

(*1)	Dividends received from the associate are deducted from the carrying amount for the three-month period ended March 31, 2025.
(*2)

The Group disposed of a portion of shares in SK m&service Co., Ltd., which was a sub-subsidiary of the Parent Company, for the three-month period ended March 31, 2025, resulting in the reclassification of the remaining shares as an investment in associate as of March 31, 2025.

(*3)	The acquisition for the three-month period ended March 31, 2025 includes ~~W~~1,000 million of investments in AhnLab Blockchain Company.
(*4)	The Group reclassified the entire shares of id Quantique SA as assets held for sale. (See note 34).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2025 and 2024 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2024
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	896,990	—	(1,701)	31,620	—	926,909
Korea IT Fund		336,404	—	80	—	—	336,484
UniSK		22,285	—	104	825	—	23,214
SK Technology Innovation Company		70,409	—	(1,307)	3,115	—	72,217
SK MENA Investment B.V.		14,872	—	(457)	644	—	15,059
SK Latin America Investment S.A.		14,607	—	(1,010)	257	—	13,854
SK South East Asia Investment Pte. Ltd.		355,282	—	(1,928)	15,103	—	368,457
Citadel Pacific Telecom Holdings, LLC		45,901	—	178	3,439	—	49,518
SM Culture & Contents Co., Ltd.		41,578	—	(2,262)	(158)	—	39,158
Nam Incheon Broadcasting Co., Ltd.(*1)		14,344	—	525	—	(136)	14,733
Home Choice Corp.		3,215	—	6	—	—	3,221
Konan Technology Inc.		6,349	—	(1,188)	—	—	5,161
CMES Inc.		900	(4,396)	—	—	8,984	5,488
SK telecom Japan Inc.		1,239	—	—	—	—	1,239
12CM JAPAN and others(*1,2)		81,142	5,617	336	483	(400)	87,178

		1,905,517	1,221	(8,624)	55,328	8,448	1,961,890
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,495	—	(51)	—	—	9,444

	~~W~~	1,915,012	1,221	(8,675)	55,328	8,448	1,971,334

(*1)	Dividends received from the associates are deducted from the carrying amount for the three-month period ended March 31, 2024.
(*2)

The acquisition for the three-month period ended March 31, 2024 includes ~~W~~5,878 million of investments in SK AMERICAS Inc. (formerly, SK USA, Inc.) and ~~W~~106 million of investment in SK VENTURE CAPITAL, LLC. The disposal for the three-month period ended March 31, 2024 includes a portion of shares in SK AMERICAS Inc. (formerly, SK USA, Inc.) for ~~W~~167 million and a portion of Start-up Win-Win Fund for ~~W~~200 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of March 31, 2025 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the three-month period ended March 31, 2025		Cumulative loss	For the three-month period ended March 31, 2025	Cumulative loss
Invites Genomics Co., Ltd.	~~W~~	2,207	24,385	(726)	560
Daehan Kanggun BcN Co., Ltd. and others		—	5,187	—	(124)

	~~W~~	2,207	29,572	(726)	436

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

11.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Impairment	Depreciation	Ending balance
Land	~~W~~	1,260,712	—	(157)	20,979	—	—	1,281,534
Buildings		765,818	37	(158)	41,574	—	(13,937)	793,334
Structures		210,987	—	(1)	2,704	—	(8,721)	204,969
Machinery		7,722,566	40,338	(916)	257,075	(359)	(548,172)	7,470,532
Other		369,007	6,293	(1,483)	(28,188)	—	(18,456)	327,173
Right-of-use assets		1,608,219	58,512	(19,324)	(118)	—	(106,399)	1,540,890
Construction in progress		680,085	59,117	—	(375,216)	—	—	363,986

	~~W~~	12,617,394	164,297	(22,039)	(81,190)	(359)	(695,685)	11,982,418

(In millions of won)
	For the three-month period ended March 31, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,248,200	7	(192)	3,844	—	1,251,859
Buildings		773,392	36	(213)	21,685	(14,116)	780,784
Structures		234,879	249	(74)	4,073	(9,742)	229,385
Machinery		7,890,654	57,115	(695)	346,561	(573,618)	7,720,017
Other		485,157	112,463	(996)	(73,392)	(21,800)	501,432
Right-of-use assets		1,611,951	97,198	(27,193)	(9,333)	(99,580)	1,573,043
Construction in progress		761,963	154,652	—	(351,772)	—	564,843

	~~W~~	13,006,196	421,720	(29,363)	(58,334)	(718,856)	12,621,363

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

12.	Investment Property

(1)	Changes in investment property for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2025
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	9,787	1,156	—	10,943
Buildings		8,029	10,438	(241)	18,226
Right-of-use assets		8,795	(1)	(371)	8,423

	~~W~~	26,611	11,593	(612)	37,592

(In millions of won)
	For the three-month period ended March 31, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	14,199	(589)	—	13,610
Buildings		10,242	30	(143)	10,129
Right-of-use assets		10,371	214	(476)	10,109

	~~W~~	34,812	(345)	(619)	33,848

(2)	The Group recognized lease income of ~~W~~1,675 million and ~~W~~1,700 million from investment property for the three-month periods ended March 31, 2025 and 2024, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

13.	Leases

(1)	Details of the right-of-use assets as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Right-of-use assets:
Land, buildings and structures	~~W~~	1,315,502	1,379,422
Others		225,388	228,797

	~~W~~	1,540,890	1,608,219

(2)	Details of amounts recognized in the condensed consolidated interim statements of income for the three-month periods ended March 31, 2025 and 2024 as a lessee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2025		March 31, 2024
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	90,867	83,343
Others(*)		15,532	16,237

	~~W~~	106,399	99,580

Interest expense on lease liabilities	~~W~~	12,166	11,634

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

(3)	The total cash outflows for lease payments for the three-month periods ended March 31, 2025 and 2024 amounted to ~~W~~103,511 million and ~~W~~100,591 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

14.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,135,546	—	—	—	(117,765)	1,017,781
Land usage rights		309	63	—	—	(51)	321
Industrial rights		20,173	866	—	—	(1,118)	19,921
Development costs		27	—	—	—	(5)	22
Facility usage rights		13,314	159	—	52	(740)	12,785
Customer relations		246,119	—	—	—	(6,758)	239,361
Club memberships(*1)		78,618	6,264	(1,755)	—	—	83,127
Other(*2)		700,765	2,517	(2)	71,359	(74,228)	700,411

	~~W~~	2,194,871	9,869	(1,757)	71,411	(200,665)	2,073,729

(In millions of won)
	For the three-month period ended March 31, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(117,765)	1,488,841
Land usage rights		587	60	(5)	—	(126)	516
Industrial rights		46,154	1,751	(172)	—	(1,201)	46,532
Development costs		49	—	—	—	(7)	42
Facility usage rights		14,313	377	—	355	(779)	14,266
Customer relations		273,150	—	—	—	(6,759)	266,391
Club memberships(*1)		97,186	986	(816)	—	—	97,356
Other(*2)		823,092	9,826	—	48,931	(85,411)	796,438

	~~W~~	2,861,137	13,000	(993)	49,286	(212,048)	2,710,382

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of March 31, 2025 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	54,894	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		176,305	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		212,475	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		132,502	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		441,605	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,017,781

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

15.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	March 31, 2025		December 31, 2024
SK Securities Co., Ltd.	3.62	Oct. 2, 2025	~~W~~	50,000	50,000
Shinhan Securities Co., Ltd.	3.62	Oct. 2, 2025		50,000	50,000
BOOKOOK SECURITIES CO., LTD.	3.01	Apr. 24, 2025		85,000	—
iM SECURITIES CO., LTD.	3.01	Apr. 24, 2025		115,000	—

			~~W~~	300,000	100,000

(2)	Changes in long-term borrowings for the three-month period ended March 31, 2025 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	312,475
Non-current					203,125

As of January 1, 2025					515,600

Repayments of long-term borrowings:
	DBS Bank Ltd.	2.63	Mar. 10, 2025		(200,000)
	Korea Development Bank(*1)	1.87	Feb. 10, 2026		(3,125)

					(203,125)

Other changes(*2)					11
Current(*3)					112,486
Non-current(*3)					200,000

As of March 31, 2025				~~W~~	312,486

(*1)	The long-term borrowing is to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	Other changes include the effects on changes in present value discount for the three-month period ended March 31, 2025.
(*3)	~~W~~3,125 million were reclassified from non-current to current for the three-month period ended March 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2025 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Annual interest rate (%)	Maturity	Face value			Book value
Current				~~W~~	2,148,762		2,147,634
Non-current					6,384,000		6,363,646

As of January 1, 2025					8,532,762		8,511,280
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	2.98	Feb. 21, 2028		190,000		189,193
Unsecured corporate bonds	Refinancing fund	3.05	Feb. 21, 2030		70,000		69,692
Unsecured corporate bonds	Refinancing fund	3.17	Feb. 21, 2035		140,000		139,418
Registered unsecured private exchangeable bond	Refinancing fund	—	Nov. 28, 2027		32,000		19,021

					432,000		417,324

Debentures repaid:
Unsecured corporate bonds	Operating and refinancing fund	2.49	Feb. 26, 2025		(150,000)		(150,000)
Unsecured corporate bonds	Operating fund	1.75	Jan. 14, 2025		(130,000)		(130,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.58	Jan. 24, 2025		(100,000)		(100,000)
Unsecured corporate bonds(*1)	Operating and refinancing fund	4.21	Feb. 28, 2025		(50,000)		(50,000)
Convertible bonds(*2)	Operating fund	—	Mar. 21, 2028		(4,341 (USD 3,000	) )	(4,978 (USD 3,440	) )
Convertible bonds(*2)	Operating fund	—	Jun. 12, 2028		(23,371 (USD 16,150	) )	(26,337 (USD 18,200	) )
Convertible bonds(*2)	Operating fund	—	Jun. 23, 2028		(11,215 (USD 7,750	) )	(12,609 (USD 8,713	) )
Convertible bonds(*2)	Operating fund	—	Jul. 21, 2028		(11,577 (USD 8,000	) )	(12,938 (USD 8,941	) )

					(480,504)		(486,862)

Other changes(*3)					(10,017)		(1,387)
Current(*4)					2,039,950		2,038,969
Non-current(*4)					6,434,291		6,401,386

As of March 31, 2025				~~W~~	8,474,241		8,440,355

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2025 are as follows, Continued:

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*2)	Convertible bonds were redeemed on February 7, 2025, pursuant to an early redemption request.

(*3)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the three-month period ended March 31, 2025.

(*4)	~~W~~379,620 million were reclassified from non-current to current for the three-month period ended March 31, 2025.

16.	Long-term Payables – Other

(1)	As of March 31, 2025 and December 31, 2024, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	March 31, 2025	December 31, 2024
Long-term payables - other	~~W~~551,925	921,075
Present value discount on long-term payables – other	(9,801)	(13,355)
Current portion of long-term payables – other	(364,548)	(367,765)

Carrying amount at period end	~~W~~177,576	539,955

(2)

The sum of portions repaid among the principal of long-term payables – other for the three-month periods ended March 31, 2025 and 2024 amounts to ~~W~~369,150 million and ~~W~~369,150 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2025 is as follows:

(In millions of won)
Amount
Less than 1 year	~~W~~369,150
1~3 years	182,775

~~W~~551,925

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

17.	Provisions

Changes in provisions for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2025						As of March 31, 2025
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	119,623	1,549	(1,669)	(585)	118,918	41,501	77,417
Emission allowance		437	535	—	(1)	971	971	—

	~~W~~	120,060	2,084	(1,669)	(586)	119,889	42,472	77,417

(In millions of won)
	For the three-month period ended March 31, 2024							As of March 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	120,024	2,103	(699)	(225)	1	121,204	37,631	83,573
Emission allowance		1,182	461	—	(37)	—	1,606	1,606	—
Other provisions		218	—	—	(218)	—	—	—	—

	~~W~~	121,424	2,564	(699)	(480)	1	122,810	39,237	83,573

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	1,176,887	1,142,324
Fair value of plan assets		(1,263,713)	(1,294,567)

Defined benefit assets(*)		(99,915)	(154,329)

Defined benefit liabilities		13,089	2,086

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

18.	Defined Benefit Liabilities (Assets), Continued

(2)	Changes in present value of defined benefit obligations for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Beginning balance	~~W~~	1,142,324	1,121,679
Current service cost		31,762	33,305
Interest cost		10,561	11,686
Remeasurement
- Financial assumption		1,029	(553)
- Adjustment based on experience		29,226	7,092
Benefit paid		(49,814)	(32,453)
Others		11,799	7,890

Ending balance	~~W~~	1,176,887	1,148,646

(3)	Changes in fair value of plan assets for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Beginning balance	~~W~~	1,294,567	1,292,416
Interest income		11,870	13,579
Remeasurement		738	379
Contributions		38,000	10,000
Benefit paid		(94,616)	(47,681)
Others		13,154	1,333

Ending balance	~~W~~	1,263,713	1,270,026

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Current service cost	~~W~~	31,762	33,305
Net interest income		(1,309)	(1,893)

	~~W~~	30,453	31,412

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

19.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists of shares with a par value of ~~W~~100. The number of authorized and issued common shares and the details of share capital and capital surplus and others as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	March 31, 2025		December 31, 2024
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(92,962)	(92,962)
Hybrid bonds(*1)		398,509	398,509
Share option(Note 20)		14,512	14,498
Others(*2)		(14,044,112)	(14,045,981)

	~~W~~	(11,953,053)	(11,954,936)

(*1)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

19.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the three-month periods ended March 31, 2025 and 2024, and details of shares outstanding as of March 31, 2025 and 2024 are as follows:

(In shares)	March 31, 2025			March 31, 2024
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,903,711	212,886,342	214,790,053	1,909,188	212,880,865

(3)	Details of treasury shares as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	March 31, 2025		December 31, 2024
Number of shares		1,903,711	1,903,711
Acquisition cost	~~W~~	92,962	92,962

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

20.	Share-based payment arrangement

20.1 Share-based payment arrangement of the Parent Company

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	5	6	7-1	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	370,355	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023	Mar. 26, 2023	Mar. 26, 2025	Mar. 26, 2024
	~	~	~	~
	Mar. 26, 2027	Mar. 25, 2026	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

2)	Cash-settled share-based payment arrangement

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. granted in 2022 was not exercised and was fully forfeited for the three-month period ended March 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Parent Company established Performance Share Units (“PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million for 2023 and ~~W~~12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the three-month period ended March 31, 2025 is as follows, and there is no remaining share compensation expense to be recognized in subsequent periods.

(In millions of won)
	Share compensation expense
As of December 31, 2024	~~W~~	158,596
For the three-month period ended March 31, 2025		58

	~~W~~	158,654

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~7,448 million and ~~W~~7,283 million, respectively, which are included in accrued expenses as of March 31, 2025 and December 31, 2024.

As of December 31, 2024, the carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement was ~~W~~305 million, and no liability was recognized as of March 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.61%	2.61%	2.66%	2.61%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	55,500	55,500	55,500	55,500
Expected volatility	17.20%	17.20%	17.20%	17.20%
Expected dividends yield	6.38%	6.38%	6.38%	6.38%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	17,048	5,844	4,081	3,235

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options and the inputs used in the model are as follows, Continued:

2)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023	Granted in 2024
	PSU of SK Telecom Co., Ltd.	PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

20.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

The entire amount of remaining share-based payment arrangement granted by SAPEON Inc. to its employees was not exercised and was fully forfeited for the three-month period ended March 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

21.	Retained Earnings

Retained earnings as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,131,138	9,981,138
Reserve for technology development		4,865,300	4,715,300

		14,996,438	14,696,438
Unappropriated		8,068,496	8,257,369

	~~W~~	23,087,254	22,976,127

22.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Valuation gain on FVOCI	~~W~~	239,542	262,657
Other comprehensive income of investments in associates and joint ventures		343,145	315,283
Valuation loss on derivatives		(3,502)	(8,044)
Foreign currency translation differences for foreign operations		75,467	77,047

	~~W~~	654,652	646,943

(2)	Changes in reserves for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2024	~~W~~	176,208	182,702	(1,488)	29,794	387,216
Changes, net of taxes		72,026	46,577	(197)	12,364	130,770
Balance as of March 31, 2024	~~W~~	248,234	229,279	(1,685)	42,158	517,986
Balance as of January 1, 2025	~~W~~	262,657	315,283	(8,044)	77,047	646,943
Changes, net of taxes		(23,115)	27,862	4,542	(1,580)	7,709

Balance as of March 31, 2025	~~W~~	239,542	343,145	(3,502)	75,467	654,652

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

23.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Communication	~~W~~	7,787	8,272
Utilities		134,672	134,789
Taxes and dues		12,865	9,630
Repair		100,749	104,103
Research and development		89,912	88,928
Training		7,050	7,350
Bad debt for accounts receivable – trade		7,502	13,571
Travel		4,490	5,711
Supplies and others		27,962	28,854

	~~W~~	392,989	401,208

24.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Other Non-Operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	7,703	4,108
Others		6,521	4,685

	~~W~~	14,224	8,793

Other Non-Operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	2,159	1,899
Impairment loss on property and equipment and intangible assets		359	—
Donations		2,357	4,629
Bad debt for accounts receivable – other		858	1,378
Others		1,128	2,455

	~~W~~	6,861	10,361

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Finance Income:
Interest income	~~W~~	18,572	18,819
Dividends		19,812	17,261
Gain on foreign currency transactions		2,709	4,044
Gain on foreign currency translations		2,464	2,573
Gain relating to financial instruments at FVTPL		144	17,385

	~~W~~	43,701	60,082

Finance Costs:
Interest expenses	~~W~~	97,629	105,032
Loss on sale of accounts receivable – other		4,943	11,676
Loss on foreign currency transactions		6,891	2,467
Loss on foreign currency translations		606	1,860
Loss relating to financial instruments at FVTPL		153	129
Loss on repayment of debentures		478	—

	~~W~~	110,700	121,164

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Interest income on cash equivalents and financial instruments	~~W~~	12,508	11,669
Interest income on loans and others		6,064	7,150

	~~W~~	18,572	18,819

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

25.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Interest expense on borrowings	~~W~~	8,317	9,207
Interest expense on debentures		67,735	69,405
Others		21,577	26,420

	~~W~~	97,629	105,032

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Accounts receivable – trade	~~W~~	7,502	13,571
Other receivables		858	1,378

	~~W~~	8,360	14,949

26.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

27.	Earnings per Share

Earnings per share is calculated to profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)	For the three-month period ended
	March 31, 2025		March 31, 2024
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	364,422	352,986
Interest on hybrid bonds		(4,950)	(4,950)

Profit attributable to owners of the Parent Company on common shares		359,472	348,036
Weighted average number of common shares outstanding		212,886,342	212,734,373

Basic earnings per share (in won)	~~W~~	1,689	1,636

2)	Weighted average number of common shares outstanding for the three-month periods ended March 31, 2025 and 2024 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2025
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2025	214,790,053	214,790,053
Treasury shares as of January 1, 2025	(1,903,711)	(1,903,711)

	212,886,342	212,886,342

(In shares)	For the three-month period ended March 31, 2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(310,220)
Disposal of treasury shares	498,135	344,863

	212,880,865	212,734,373

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

27.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)	For the three-month period ended
	March 31, 2025		March 31, 2024
Profit attributable to owners of the Parent Company on common shares	~~W~~	359,472	348,036
Adjusted weighted average number of common shares outstanding		213,455,085	213,008,960

Diluted earnings per share (in won)	~~W~~	1,684	1,634

2)	Adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2025 and 2024 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2025	March 31, 2024
Outstanding shares as of January 1	212,886,342	212,699,730
Effect of treasury shares	—	34,643
Effect of share option	568,743	274,587

Adjusted weighted average number of common shares outstanding	213,455,085	213,008,960

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

28.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,566,685	—	730,554	—	2,297,239
Short-term investment securities		40,113	—	—	—	40,113
Financial instruments		6,000	—	208,873	—	214,873
Long-term investment securities(*)		138,103	1,710,782	—	—	1,848,885
Accounts receivable – trade		—	—	2,009,384	—	2,009,384
Loans and other receivables		244,201	—	784,554	—	1,028,755
Derivative financial assets		69,866	—	—	271,975	341,841

	~~W~~	2,064,968	1,710,782	3,733,365	271,975	7,781,090

(*)	The Group designated ~~W~~1,710,782 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	310,721	—	1,713,000	—	2,023,721
Financial instruments		5,000	—	319,263	—	324,263
Long-term investment securities(*)		138,789	1,739,133	—	—	1,877,922
Accounts receivable – trade		—	—	2,000,382	—	2,000,382
Loans and other receivables		223,761	—	697,216	—	920,977
Derivative financial assets		70,311	—	—	270,797	341,108

	~~W~~	748,582	1,739,133	4,729,861	270,797	7,488,373

(*)	The Group designated ~~W~~1,739,133 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	116,725	—	116,725
Derivative financial liabilities		15,968	—	1,279	17,247
Borrowings		—	612,486	—	612,486
Debentures		—	8,440,355	—	8,440,355
Lease liabilities(*)		—	1,616,112	—	1,616,112
Accounts payable - other and others		—	4,547,850	—	4,547,850

	~~W~~	15,968	15,333,528	1,279	15,350,775

(In millions of won)	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	126,508	—	126,508
Derivative financial liabilities		2,689	—	748	3,437
Borrowings		—	615,600	—	615,600
Debentures		—	8,511,280	—	8,511,280
Lease liabilities(*)		—	1,637,951	—	1,637,951
Accounts payable - other and others		—	5,018,850	—	5,018,850

	~~W~~	2,689	15,910,189	748	15,913,626

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs foreign exchange position due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems to receivables and payables denominated in foreign currencies. Currency risk arises from forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2025 are as follows:

(In millions of won, thousands of foreign currencies)	Assets		Liabilities
	Foreign currencies	Won equivalent	Foreign currencies	Won equivalent
USD	115,179	~~W~~168,910	1,015,941	~~W~~	1,489,878
EUR	10,997	17,462	1		1
Others	—	505	—		—

		~~W~~186,877		~~W~~	1,489,879

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of March 31, 2025, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	13,924	(13,924)	~~W~~	13,924	(13,924)
EUR		1,746	(1,746)		1,746	(1,746)
Others		50	(50)		50	(50)

	~~W~~	15,720	(15,720)	~~W~~	15,720	(15,720)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2025, floating-rate borrowings and debentures amount to ~~W~~250,000 million and ~~W~~439,950 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to some of the floating-rate borrowings and all of the floating-rate debentures. Therefore, profit before income tax for the three-month period ended March 31, 2025 would not have been affected by the changes in interest rates of some of the floating-rate borrowings and all of the floating-rate debentures.

If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes and equity for the three-month period ended March 31, 2025, would change by ~~W~~125 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of March 31, 2025, the floating-rate long-term payables – other are ~~W~~551,925 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the three-month period ended March 31, 2025, would change by ~~W~~1,380 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii) Price fluctuations risk

As of March 31, 2025, the Group holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the three-month period ended March 31, 2025 is as follows.

(In millions of won)	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
	~~W~~	—	—	~~W~~	91,869	(91,869)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Maximum credit exposure as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Cash and cash equivalents	~~W~~	2,297,033	2,023,543
Financial instruments		214,873	324,263
Long-term investment securities		2,700	2,205
Accounts receivable – trade		2,009,384	2,000,382
Contract assets		132,293	136,737
Loans and other receivables		1,028,755	920,977
Derivative financial assets		341,841	341,108

	~~W~~	6,026,879	5,749,215

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of March 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2025 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	116,725	116,725	116,725	—	—
Borrowings(*1)		612,486	626,379	421,795	204,584	—
Debentures(*1)		8,440,355	9,567,162	2,304,679	5,005,375	2,257,108
Lease liabilities		1,616,112	1,848,309	378,227	1,066,217	403,865
Accounts payable – other and others(*1,2)		4,547,850	4,573,829	4,374,214	199,615	—

	~~W~~	15,333,528	16,732,404	7,595,640	6,475,791	2,660,973

(*1)	The contractual cash flow is amount that includes estimated interest payables.

(*2)

The Group’s accounts payable – other and others includes amounts for payments made using electronic payments through the supplier finance arrangements. The Group pays the amount within the normal operating cycle, and no collateral is incurred in connection with the agreement and there is no substantial change in the payment conditions, therefore, the amount is classified as accounts payable – other and presented as operating cash flows in the statements of cash flows.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of March 31, 2025, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	271,975	280,352	101,174	179,178
Liabilities		(1,279)	(1,313)	(558)	(755)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

29.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2024.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Total liabilities	~~W~~	17,978,708	18,687,621
Total equity		11,941,857	11,827,634

Debt-equity ratios		150.55%	158.00%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of March 31, 2025 are as follows:

(In millions of won)	March 31, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	2,064,968	—	1,857,000	207,968	2,064,968
Derivative hedging instruments		271,975	—	271,975	—	271,975
FVOCI		1,710,782	1,075,136	155,883	479,763	1,710,782

	~~W~~	4,047,725	1,075,136	2,284,858	687,731	4,047,725

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	15,968	—	—	15,968	15,968
Derivative hedging instruments		1,279	—	1,279	—	1,279

	~~W~~	17,247	—	1,279	15,968	17,247

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	612,486	—	615,363	—	615,363
Debentures		8,440,355	—	8,530,699	—	8,530,699
Long-term payables – other		542,124	—	543,881	—	543,881

	~~W~~	9,594,965	—	9,689,943	—	9,689,943

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of December 31, 2024 are as follows:

(In millions of won)	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	748,582	—	539,481	209,101	748,582
Derivative hedging instruments		270,797	—	270,797	—	270,797
FVOCI		1,739,133	1,088,578	171,967	478,588	1,739,133

	~~W~~	2,758,512	1,088,578	982,245	687,689	2,758,512

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	2,689	—	—	2,689	2,689
Derivative hedging instruments		748	—	748	—	748

	~~W~~	3,437	—	748	2,689	3,437

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	615,600	—	619,325	—	619,325
Debentures		8,511,280	—	8,582,255	—	8,582,255
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	10,034,600	—	10,132,184	—	10,132,184

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium, and the volatility of stock price, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of March 31, 2025 are as follows:

Interest rate
Derivative instruments	2.23% ~ 6.80%
Borrowings and debentures	2.92% ~ 6.63%
Long-term payables – other	2.91% ~ 2.99%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the three-month period ended March 31, 2025. The changes in financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2025 are as follows:

(In millions of won)	Balance as of January 1, 2025		Loss	OCI	Acquisition	Disposal	Balance as of March 31, 2025
Financial assets:
FVTPL	~~W~~	209,101	(1,776)	(332)	1,574	(599)	207,968
FVOCI		478,588	—	(278)	1,453	—	479,763

	~~W~~	687,689	(1,776)	(610)	3,027	(599)	687,731

Financial liabilities:
FVTPL	~~W~~	(2,689)	—	—	(13,279)	—	(15,968)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	200,897	(187,930)	12,967
Financial liabilities:
Accounts payable – other and others	~~W~~	194,487	(187,930)	6,557

(In millions of won)	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	186,284	(174,372)	11,912
Financial liabilities:
Accounts payable – other and others	~~W~~	180,323	(174,372)	5,951

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

30.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 45 others
Others	The ultimate controlling entity’s subsidiaries and associates and others

As of March 31, 2025, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensations given to such key management for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended

	March 31, 2025		March 31, 2024
Salaries	~~W~~	4,046	3,076
Defined benefit plan expenses		363	752
Share option		37	664

	~~W~~	4,446	4,492

Compensation for the key management include salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)		For the three-month period ended March 31, 2025

Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	4,366	172,354	4,312

Associates	F&U Credit information Co., Ltd.		761	12,113	—
	SK m&service Co., Ltd.		364	2,793	233
	Others		405	1,925	—

			1,530	16,831	233

Others	SK Innovation Co., Ltd.		1,011	4,281	2,050
	SK Energy Co., Ltd.		320	46	—
	SK Geo Centric Co., Ltd.		148	13	—
	SK Networks Co., Ltd.(*3)		1,196	248,192	—
	SK Networks Service Co., Ltd.		1,271	15,309	—
	SK Ecoplant Co., Ltd.		583	—	—
	SK hynix Inc.		12,996	231	—
	SK Shieldus Co., Ltd.		13,589	39,700	749
	Content Wavve Corp.		4,399	15,823	—
	Eleven Street Co., Ltd.		3,450	9,241	—
	SK Planet Co., Ltd.		2,644	18,383	80
	SK Magic Co., Ltd.		326	313	—
	Tmap Mobility Co., Ltd.		4,412	1,159	—
	One Store Co., Ltd.		3,306	10	—
	Dreamus Company		1,502	13,826	—
	UNA Engineering Inc.		22	12,420	1,855
	Happy Narae Co., Ltd.		241	2,906	299
	Others		9,431	16,501	—

			60,847	398,354	5,033

		~~W~~	66,743	587,539	9,578

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~68,952 million of dividends declared to be paid by the Parent Company.
(*3)	Operating expenses and others include costs for handset purchases amounting to ~~W~~233,640 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2024
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	4,615	169,545	10,129

Associates	F&U Credit information Co., Ltd.		494	12,643	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		53	1,208	—
	Daehan Kanggun BcN Co., Ltd.		2,884	—	—
	Others(*3)		1,034	2,981	—

			4,465	16,832	—

Others	SK Innovation Co., Ltd.		3,741	4,632	—
	SK Energy Co., Ltd.		789	76	—
	SK Geo Centric Co., Ltd.		143	1	—
	SK Networks Co., Ltd.(*4)		1,264	277,822	—
	SK Networks Service Co., Ltd.		1,272	15,072	16
	SK Ecoplant Co., Ltd.		412	—	—
	SK hynix Inc.		10,913	124	—
	SK Shieldus Co., Ltd.		15,114	37,504	1,512
	Content Wavve Corp.		1,431	20,383	—
	Eleven Street Co., Ltd.		24,974	8,561	—
	SK Planet Co., Ltd.		3,966	19,271	1,886
	SK RENT A CAR Co., Ltd.		2,772	5,376	—
	SK Magic Co., Ltd.		345	180	—
	Tmap Mobility Co., Ltd.		6,659	1,636	—
	One Store Co., Ltd.		4,061	312	—
	Dreamus Company		991	16,753	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		1	12,161	3,290
	Happy Narae Co., Ltd.		147	2,641	6,378
	Others		10,946	4,730	14,784

			89,941	427,235	27,866

		~~W~~	99,021	613,612	37,995

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~68,952 million of dividends declared to be paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~536 million of dividends deducted from the investment in associates as a result of receipt by the Group.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~263,894 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)		March 31, 2025
Scope	Company	Receivables			Payables
		Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,005	109,478
Associates	F&U Credit information Co., Ltd.		—	32	4,587
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	—	—
	SK m&service Co., Ltd.		—	5,479	20,499
	Others(*2)		—	15,279	510

			22,147	20,790	25,596

Others	SK Innovation Co., Ltd.		—	3,227	25,321
	SK Networks Co., Ltd.		—	203	129,758
	Mintit Co., Ltd.		—	2,556	—
	SK hynix Inc.		—	8,387	110
	Happy Narae Co., Ltd.		—	18	220
	SK Shieldus Co., Ltd.		—	10,604	18,370
	Content Wavve Corp.		—	1,482	5
	Incross Co., Ltd.		—	1,452	4,223
	Eleven Street Co., Ltd.		—	11,221	649
	SK Planet Co., Ltd.		—	255	7,546
	UNA Engineering Inc.		—	—	6,884
	Others		—	10,057	29,429

			—	49,462	222,515

		~~W~~	22,147	71,257	357,589

(*1)	As of March 31, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*2)	Accounts receivable – trade, etc. include ~~W~~10,955 million of accounts receivable – other related to the paid-in capital reduction from SK MENA Investment B.V.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of March 31, 2025 and December 31, 2024 are as follows, Continued:

(In millions of won)		December 31, 2024
Scope	Company	Receivables			Payables
		Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,668	76,471
Associates	F&U Credit information Co., Ltd.		—	54	4,610
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Others		—	5,158	7,001

			22,147	5,212	11,611

Others	SK Innovation Co., Ltd.		—	6,531	28,326
	SK Networks Co., Ltd.		—	372	140,120
	Mintit Co., Ltd.		—	4	—
	SK hynix Inc.		—	12,680	206
	Happy Narae Co., Ltd.		—	52	17,833
	SK Shieldus Co., Ltd.		—	12,582	20,515
	Content Wavve Corp.		—	1,564	7
	Incross Co., Ltd.		—	1,946	20,353
	Eleven Street Co., Ltd.		—	16,637	4,750
	SK Planet Co., Ltd.		—	980	15,491
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	25,498
	Others		—	12,703	27,981

			—	66,051	301,080

		~~W~~	22,147	72,931	389,162

(*)	As of December 31, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group. Whereby, the negotiation period is within three to five years from June 30, 2021, when the agreement was signed, and the negotiation period for the real estate that matured after the first three-year period was extended by three years as of June 30, 2024. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates for the three-month period ended March 31, 2025 are as presented in note 10.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,098 million as of March 31, 2025.

(2)	Legal claims and litigations

As of March 31, 2025, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigations will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with the retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~266,572 million and ~~W~~241,962 million as of March 31, 2025 and December 31, 2024, respectively, which the Parent Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(5) According to the covenant for bond issuance and borrowings, the Group is required to maintain specific financial ratios, such as the debt ratio at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Group and disposal of certain assets.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Interest income	~~W~~	(18,572)	(18,819)
Dividends		(19,812)	(17,261)
Gain on foreign currency translations		(2,464)	(2,573)
Gain relating to investments in associates and joint ventures, net		(132)	(4,906)
Gain on disposal of property and equipment and intangible assets		(7,703)	(4,108)
Gain relating to financial instruments at FVTPL		(144)	(17,385)
Interest expenses		97,629	105,032
Loss on foreign currency translations		606	1,860
Loss on sale of accounts receivable – other		4,943	11,676
Income tax expense		146,305	78,805
Expense related to defined benefit plan		30,453	31,412
Share option expenses (reversal)		(248)	3,080
Bonus paid by treasury shares		—	24,707
Depreciation and amortization		896,962	931,523
Bad debt for accounts receivable – trade		7,502	13,571
Impairment loss on property and equipment and intangible assets		359	—
Loss on disposal of property and equipment and intangible assets		2,159	1,899
Bad debt for accounts receivable – other		858	1,378
Loss relating to financial instruments at FVTPL		153	129
Loss on repayment of debentures		478	—
Other expenses		20,101	2,904

	~~W~~	1,159,433	1,142,924

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Accounts receivable – trade	~~W~~	4,681	(51,791)
Accounts receivable – other		(142,339)	(76,850)
Advanced payments		(2,885)	5,305
Prepaid expenses		(49,067)	(44,538)
Inventories		4,257	(31,751)
Long-term accounts receivable – other		2,280	(3,376)
Contract assets		3,760	3,022
Guarantee deposits		9,170	4,062
Accounts payable – trade		(14,661)	4,479
Accounts payable – other		(30,177)	(154,092)
Withholdings		197,649	250,668
Contract liabilities		34,175	14,860
Deposits received		6,883	104
Accrued expenses		(205,632)	(218,926)
Provisions		(194)	980
Long-term provisions		(406)	(9,050)
Plan assets		56,616	37,681
Retirement benefits payment		(49,814)	(32,453)
Others		(3,220)	(1,638)

	~~W~~	(178,924)	(303,304)

(3)	Material non-cash transactions for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(437,706)	(253,001)
Increase of right-of-use assets		58,512	97,198
Transfer from property and equipment to investment property		11,593	(345)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

33.	Emissions Liabilities

(1)	Quantity of emissions rights allocated free of charge for each implementation year as of March 31, 2025 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,736,918	1,455,253	1,477,178	7,657,533

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2023	Quantities allocated in 2024(*)	Quantities allocated in the three-month period ended March 31, 2025	Total
Beginning	306,575	414,356	199,049	919,980
Allocation at no cost	1,736,918	1,455,253	1,477,178	4,669,349
Purchase (sale)	(56,266)	21,612	54,369	19,715
Surrender or shall be surrendered	(1,572,871)	(1,692,172)	(1,730,596)	(4,995,639)

Ending	414,356	199,049	—	613,405

(*)	Changes for the year ended December 31, 2024 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in the future.

(3)	As of March 31, 2025, the estimated annual greenhouse gas emissions quantities of the Group are 1,730,596 tCO2-eQ.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

34.	Assets and Liabilities Held for Sale

Assets and liabilities held for sale as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
		March 31, 2025		December 31, 2024
Assets:
Disposal Groups(*1)	Cash and cash equivalents	~~W~~	—	22,986
	Accounts receivable – trade and other, net		—	71,401
	Prepaid expenses		—	1,127
	Inventories, net		—	3,740
	Property and equipment, net		—	17,412
	Investment property, net		—	1,719
	Intangible assets, net		—	5,655
	Goodwill		—	2,516
	Financial instrument		—	10
	Defined benefit assets		—	7,601
	Advanced payments and others		—	17,559
Investments in associates	F&U Credit information Co., Ltd.(*2)		11,138	11,138
	Daekyo Wipoongdangdang Contents Korea Fund		746	746
	id Quantique SA		35,051	—
Long-term investment securities	Digital Content Korea Fund		3,395	3,395
	Central Fusion Content Fund		883	883
	P&I Cultural Innovation Fund		818	818
Property and equipment	—		6,133	6,133

		~~W~~	58,164	174,839
Liabilities:
Disposal Groups(*1)	Accounts payable – other		—	82,206
	Withholdings		—	16,161
	Lease liabilities		—	2,745
	Contract liabilities		—	1,261
	Provisions		—	1,924
	Other current liabilities		—	1,904
	Deferred tax liabilities		—	151

		~~W~~	—	106,352

(*1)

For the year ended December 31, 2024, the Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified assets and liabilities of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets and liabilities held for sale. The disposal of these subsidiaries was completed for the three-month period ended March 31, 2025.

(*2)	The disposal of shares of F&U Credit information Co., Ltd., held by the Group, was completed on April 4, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

35.	Subsequent Events

(1)	The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on April 24, 2025, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,696 million)
Dividend rate	1.48%
Record date	May 31, 2025
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Parent Company shall distribute dividends no later than June 19, 2025.

(2)

The Board of Directors of the Parent Company resolved to dispose of its shares in Kakao Corp. at the Board of Directors’ meeting held on April 24, 2025, and the disposal was completed on April 25, 2025.

(3)

On April 19, 2025, the Parent Company became aware of a cybersecurity breach that compromised universal subscriber identity module (“USIM”) data of certain subscribers. This incident is currently under investigation by a special investigation task force to determine its timing and circumstances. The Parent Company is currently unable to reasonably estimate the outcome of the ongoing investigation or any obligations that may arise from the incident.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

For the three-month period ended March 31, 2025

(With the Independent Auditor’s Review report)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2025, the condensed separate interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2025, and notes, comprising a summary of material accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The accompanying condensed separate interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2024, presented for comparative purposes were reviewed by another auditor, whose report dated May 13, 2024, stated that based on their review, nothing has come to their attention that causes them to believe those condensed separate interim financial statements do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

The separate statement of financial position of the Company as of December 31, 2024, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 10, 2025, expressed an unmodified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2024, presented for comparative purposes, is not different from that audited by another auditor from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 13, 2025

This report is effective as of May 13, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

The accompanying condensed separate interim financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In millions of won)	Note	March 31, 2025		December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	1,339,520	1,165,158
Short-term financial instruments	27,28		79,000	79,000
Accounts receivable – trade, net	4,27,28,29		1,537,413	1,508,893
Short-term loans, net	4,27,28		65,375	55,577
Accounts receivable – other, net	4,27,28,29,30		653,931	390,243
Contract assets	6,28		5,289	5,275
Prepaid expenses	5		1,827,877	1,802,742
Guarantee deposits	4,27,28,29		64,738	67,521
Derivative financial assets	27,28		77,713	80,650
Inventories, net			37,899	38,982
Non-current assets held for sale	33		4,533	11,568
Advanced payments and others	4,27,28		35,759	36,796

		5,729,047		5,242,405

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28		1,405,300	1,418,465
Investments in subsidiaries, associates and joint ventures	8		4,894,413	4,899,558
Property and equipment, net	9,11,29		8,041,292	8,515,225
Investment property, net	10		34,945	35,462
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		1,552,232	1,683,018
Long-term loans, net	4,27,28,29		475	490
Long-term accounts receivable – other, net	4,27,28,30		240,228	239,008
Long-term contract assets	6,28		12,725	13,301
Long-term prepaid expenses	5		888,240	894,226
Guarantee deposits, net	4,27,28,29		80,468	85,939
Long-term derivative financial assets	27,28		145,694	148,172
Defined benefit assets	16		64,922	103,518
Other non-current assets			249	249

		18,667,773		19,343,221

Total Assets		~~W~~	24,396,820	24,585,626

(Continued)

1

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2025 and December 31, 2024

(In millions of won)	Note	March 31, 2025		December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	13,27,28	~~W~~	200,000	—
Accounts payable – other	27,28,29		1,345,956	1,543,989
Contract liabilities	6		90,914	76,682
Withholdings	27,28		853,284	717,547
Accrued expenses	27,28		805,286	996,204
Income tax payable	25		220,611	172,008
Provisions	15,32		33,552	40,710
Current portion of long-term debt, net	13,27,28		1,729,191	1,930,070
Lease liabilities	27,28,29		301,014	308,141
Current portion of long-term payables – other	14,27,28		364,548	367,765
Derivative financial liabilities	27,28		78,467	78,467
Other current liabilities	27,28		21,782	9,303

		6,044,605		6,240,886

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		5,073,148	4,955,124
Long-term borrowings, excluding current portion, net	13,27,28		200,000	200,000
Long-term payables – other	14,27,28		177,576	539,955
Long-term contract liabilities	6		1,568	1,528
Long-term derivative financial liabilities	27,28		3,968	3,437
Long-term lease liabilities	27,28,29		812,573	850,311
Long-term provisions	15		67,984	60,395
Deferred tax liabilities	25		793,729	717,278
Other non-current liabilities	27,28		44,641	55,858

		7,175,187		7,383,886

Total Liabilities			13,219,792	13,624,772

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,551,927)	(4,551,820)
Retained earnings	19		15,498,289	15,273,451
Reserves	20		200,173	208,730

Total Shareholders’ Equity			11,177,028	10,960,854

Total Liabilities and Shareholders’ Equity		~~W~~	24,396,820	24,585,626

The accompanying notes are an integral part of the condensed separate interim financial statements.

2

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Income

For the three-month periods ended March 31, 2025 and 2024

(In millions of won, except for earnings per share)	Note	2025		2024
Operating revenue:	21,29
Revenue		~~W~~	3,167,455	3,188,680
Operating expenses:	29
Labor			277,989	265,432
Commission	5		1,141,675	1,181,512
Depreciation and amortization			630,591	667,127
Network interconnection			108,104	124,592
Leased lines			48,469	47,989
Advertising			20,553	21,029
Rent			32,309	27,417
Cost of goods sold			145,290	142,019
Others	22		280,109	275,136

			2,685,089	2,752,253

Operating profit			482,366	436,427
Finance income	24		200,370	218,654
Finance costs	24		(84,649)	(96,879)
Other non-operating income	23		6,880	6,773
Other non-operating expenses	23		(5,312)	(8,860)
Gain relating to investments in subsidiaries, associates and joint ventures, net	8		1,359	10,476

Profit before income tax			601,014	566,591
Income tax expense	25		126,422	74,485

Profit for the period		~~W~~	474,592	492,106

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	2,206	2,290
Diluted earnings per share (in won)			2,200	2,287

The accompanying notes are an integral part of the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Profit for the period		~~W~~	474,592	492,106
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	16		(18,783)	837
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		(10,157)	73,406
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		(890)	(1,879)

Other comprehensive income (loss) for the period, net of taxes			(29,830)	72,364

Total comprehensive income		~~W~~	444,762	564,470

The accompanying notes are an integral part of the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2025 and 2024

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2024		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	492,106	—	492,106
Other comprehensive income	16,20		—	—	—	—	—	—	—	2,482	69,882	72,364

			—	—	—	—	—	—	—	494,588	69,882	564,470

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,335)	—	(223,335)
Share option	18		—	—	—	—	249	(212)	37	—	—	37
Interest on hybrid bonds			—	—	—	—	—	—	—	(4,950)	—	(4,950)
Acquisition and disposal of treasury shares	17,18		—	—	8,752	—	—	124	8,876	—	—	8,876
Retirement of treasury shares	17,18		—	—	200,000	—	—	—	200,000	(200,000)	—	—

			—	—	208,752	—	249	(88)	208,913	(428,285)	—	(219,372)

Balance as of March 31, 2024		~~W~~	30,493	1,771,000	(93,229)	398,509	10,067	(6,643,581)	(4,557,234)	15,098,776	209,156	10,781,191

Balance as of January 1, 2025		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	474,592	—	474,592
Other comprehensive loss	16,20		—	—	—	—	—	—	—	(21,273)	(8,557)	(29,830)

			—	—	—	—	—	—	—	453,319	(8,557)	444,762

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,531)	—	(223,531)
Share option	18		—	—	—	—	13	(120)	(107)	—	—	(107)
Interest on hybrid bonds			—	—	—	—	—	—	—	(4,950)	—	(4,950)

			—	—	—	—	13	(120)	(107)	(228,481)	—	(228,588)

Balance as of March 31, 2025		~~W~~	30,493	1,771,000	(92,962)	398,509	14,511	(6,642,985)	(4,551,927)	15,498,289	200,173	11,177,028

The accompanying notes are an integral part of the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	474,592	492,106
Adjustments for income and expenses	31		689,228	691,050
Changes in assets and liabilities related to operating activities	31		(197,370)	(205,711)

			966,450	977,445
Interest received			8,084	8,590
Dividends received			7,304	2,190
Interest paid			(92,983)	(105,926)
Income tax refund (paid)			(1,274)	17,933

Net cash provided by operating activities			887,581	900,232

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	70,892
Collection of short-term loans			25,386	31,213
Proceeds from disposals of long-term investment securities			239	11,789
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			—	15,072
Proceeds from disposals of non-current assets held for sale			6,096	—
Proceeds from disposals of property and equipment			3,168	1,948
Proceeds from disposals of intangible assets			2,082	249

			36,971	131,163
Cash outflows for investing activities:
Increase in short-term loans			(35,268)	(33,360)
Acquisitions of long-term investment securities			(500)	(107)
Acquisitions of investments in subsidiaries, associates and joint ventures			(14,314)	(32,557)
Acquisitions of property and equipment			(367,761)	(434,172)
Acquisitions of intangible assets			(5,412)	(3,202)

			(423,255)	(503,398)

Net cash used in investing activities		~~W~~	(386,284)	(372,235)

(Continued)

6

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	200,000	—
Proceeds from issuance of debentures			398,303	398,306

			598,303	398,306
Cash outflows for financing activities:
Repayments of long-term borrowings			(200,000)	(10,000)
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(280,000)	(200,000)
Acquisition of treasury shares			—	(15,788)
Payments of interest on hybrid bonds			(4,950)	(4,950)
Repayments of lease liabilities			(71,225)	(71,904)

			(925,325)	(671,792)

Net cash used in financing activities			(327,022)	(273,486)

Net increase in cash and cash equivalents			174,275	254,511
Cash and cash equivalents at beginning of the period			1,165,158	631,066
Effects of exchange rate changes on cash and cash equivalents			87	232

Cash and cash equivalents at end of the period		~~W~~	1,339,520	885,809

The accompanying notes are an integral part of the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of March 31, 2025, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	17,767,135	8.27
Institutional investors and other shareholders	125,604,323	58.48
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,903,711	0.89

	214,790,053	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2024. The accompanying condensed separate interim financial statements have been translated into English from the Korean language financial statements.

These interim financial statements are condensed separate interim financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

8

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2024.

2) Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

• Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in note 28.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

3.	Material Accounting Policies

The material accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2024, except for the adoption of new and revised KIFRS applied from January 1, 2025, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following amended KIFRS is effective from January 1, 2025, initially, and it did not have a material impact on the Company’s condensed separate interim financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101)

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,651,203	(113,790)	1,537,413
Short-term loans		66,035	(660)	65,375
Accounts receivable – other(*)		676,824	(22,893)	653,931
Guarantee deposits		64,738	—	64,738
Accrued income		1,563	—	1,563

		2,460,363	(137,343)	2,323,020
Non-current assets:
Long-term loans		41,515	(41,040)	475
Long-term accounts receivable – other(*)		240,228	—	240,228
Guarantee deposits		80,468	—	80,468

		362,211	(41,040)	321,171

	~~W~~	2,822,574	(178,383)	2,644,191

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2025 include ~~W~~244,201 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,611,947	(103,054)	1,508,893
Short-term loans		56,138	(561)	55,577
Accounts receivable – other(*)		412,310	(22,067)	390,243
Guarantee deposits		67,521	—	67,521
Accrued income		2,243	—	2,243

		2,150,159	(125,682)	2,024,477
Non-current assets:
Long-term loans		41,530	(41,040)	490
Long-term accounts receivable – other(*)		239,008	—	239,008
Guarantee deposits		85,939	—	85,939

		366,477	(41,040)	325,437

	~~W~~	2,516,636	(166,722)	2,349,914

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	January 1, 2025		Impairment	Write-offs(*)	Collection of receivables previously written-off	March 31, 2025
Accounts receivable – trade	~~W~~	103,054	9,305	(375)	1,806	113,790
Accounts receivable – other, etc.		63,668	829	(71)	167	64,593

	~~W~~	166,722	10,134	(446)	1,973	178,383

(In millions of won)
	January 1, 2024		Impairment	Write-offs(*)	Collection of receivables previously written-off	March 31, 2024
Accounts receivable – trade	~~W~~	94,245	7,027	(439)	1,944	102,777
Accounts receivable – other, etc.		69,555	1,319	(141)	279	71,012

	~~W~~	163,800	8,346	(580)	2,223	173,789

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

Due to the nature of its business, which involves wireless telecommunications, the Company’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers. The Company recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,767,329	1,773,253
Others		60,548	29,489

	~~W~~	1,827,877	1,802,742

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	853,223	856,138
Others		35,017	38,088

	~~W~~	888,240	894,226

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Amortization recognized	~~W~~	578,985	587,486

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Contract assets:	~~W~~	18,014	18,576
Contract liabilities:
Wireless service contracts		21,182	20,275
Customer loyalty programs		5,700	5,694
Others		65,600	52,241

	~~W~~	92,482	78,210

(2)

Amounts of revenue recognized for the three-month periods ended March 31, 2025 and 2024 related to the contract liabilities carried forward from the prior periods are ~~W~~16,743 million and ~~W~~13,230 million, respectively.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

7.	Long-term Investment Securities

Details of long-term investment securities as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	Category		March 31, 2025		December 31, 2024
Equity instruments	FVOCI	(*)	~~W~~	1,329,460	1,342,902
Debt instruments	FVTPL			75,840	75,563

			~~W~~	1,405,300	1,418,465

(*)	The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Investments in subsidiaries	~~W~~	3,521,584	3,519,072
Investments in associates and joint ventures		1,372,829	1,380,486

	~~W~~	4,894,413	4,899,558

(2)	Details of investments in subsidiaries as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	March 31, 2025				December 31, 2024
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	244,040	244,040
SK Broadband Co., Ltd.	299,052,435	74.4		2,218,450	2,218,450
PS&Marketing Corporation	66,000,000	100.0		314,038	314,038
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,963	21,963
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.(*1)	122	100.0		129,803	128,916
Atlas Investment(*2)	—	100.0		240,372	238,675
SK stoa Co., Ltd.	3,631,355	100.0		40,081	40,081
SAPEON Inc.	400,000	62.5		48,456	48,456
Astra AI Infra LLC(*3)	—	100.0		182,733	182,805
SK O&S Co., Ltd. and others	—	—		33,552	33,552

			~~W~~	3,521,584	3,519,072

(*1)	The Company contributed an additional ~~W~~887 million in cash for the three-month period ended March 31, 2025, but there is no change in the ownership interest.
(*2)	The Company contributed an additional ~~W~~1,697 million in cash for the three-month period ended March 31, 2025, but there is no change in the ownership interest.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of March 31, 2025 and December 31, 2024 are as follows, Continued:

(*3)	The Company reduced the acquisition cost by ~~W~~72 million for the three-month period ended March 31, 2025, following the settlement of the cash contribution.

(3)	Details of investments in associates and joint ventures as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	March 31, 2025				December 31, 2024
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	7,840	49.0		24,308	24,308
SM Culture & Contents Co., Ltd.	22,033,898	22.8		41,578	41,578
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC(*2)	1,734,109	15.0		36,487	36,487
CMES Inc.(*2)	763,968	6.6		5,488	5,488
Konan Technology Inc.	2,359,160	20.6		22,413	22,413
12CM JAPAN and others(*2,3,4)	—	—		66,166	73,823

				1,362,829	1,370,486

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*5)	10,000	48.2		10,000	10,000

			~~W~~	1,372,829	1,380,486

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*3)

The Company contributed an additional ~~W~~1,000 million in cash to AhnLab Blockchain Company for the three-month period ended March 31, 2025, and the ownership interest of the Company increased from 19.5% to 30.0%.

(*4)

The Company recognized a ~~W~~2,298 million gain relating to investments in associates from the paid-in capital reduction of SK MENA Investment B.V. for the three-month period ended March 31, 2025, with no change in ownership interest.

(*5)	This investment was classified as investment in joint venture as the Company has a joint control pursuant to the agreement with the other shareholders.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	Market value of investments in listed associates as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	March 31, 2025				December 31, 2024
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,349	22,033,898	29,724	1,400	22,033,898	30,847
Konan Technology Inc.		20,200	2,359,160	47,655	19,470	2,359,160	45,933
CMES Inc.		21,850	763,968	16,693	24,000	763,968	18,335

9.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	739,856	—	(157)	22,169	—	—	761,868
Buildings		577,375	37	(149)	6,040	(10,794)	—	572,509
Structures		210,029	—	(1)	1,879	(8,709)	—	203,198
Machinery		5,130,188	1,690	(43)	155,521	(373,754)	(359)	4,913,243
Right-of-use assets		1,082,984	40,964	(12,094)	(223)	(87,787)	—	1,023,844
Other		332,094	5,442	(1,238)	(29,192)	(13,567)	—	293,539
Construction in progress		442,699	17,416	—	(187,024)	—	—	273,091

	~~W~~	8,515,225	65,549	(13,682)	(30,830)	(494,611)	(359)	8,041,292

(In millions of won)
	For the three-month period ended March 31, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	723,069	7	(190)	3,841	—	726,727
Buildings		568,270	3	(213)	20,845	(10,713)	578,192
Structures		233,450	—	(74)	4,062	(9,675)	227,763
Machinery		5,230,866	6,988	(35)	335,233	(399,767)	5,173,285
Right-of-use assets		1,226,875	62,993	(13,551)	3,338	(87,938)	1,191,717
Other		436,854	110,762	(905)	(74,061)	(16,344)	456,306
Construction in progress		657,075	114,038	—	(324,190)	—	446,923

	~~W~~	9,076,459	294,791	(14,968)	(30,932)	(524,437)	8,800,913

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

10.	Investment Property

(1)	Changes in investment property for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2025
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	15,069	(34)	—	15,035
Buildings		18,334	65	(478)	17,921
Right-of-use assets		2,059	(2)	(68)	1,989

	~~W~~	35,462	29	(546)	34,945

(In millions of won)
	For the three-month period ended March 31, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,288	(588)	—	15,700
Buildings		18,284	807	(466)	18,625
Right-of-use assets		11,508	(2,651)	(1,079)	7,778

	~~W~~	46,080	(2,432)	(1,545)	42,103

(2)	The Company recognized lease income of ~~W~~3,140 million and ~~W~~5,709 million from investment property for the three-month periods ended March 31, 2025 and 2024, respectively.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

11.	Leases

(1)	Details of the right-of-use assets as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Right-of-use assets:
Land, buildings and structures	~~W~~	812,203	853,393
Others		211,641	229,591

	~~W~~	1,023,844	1,082,984

(2)	Details of amounts recognized in the condensed separate interim statements of income for the three-month periods ended March 31, 2025 and 2024 as a lessee are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	69,596	69,052
Others(*)		18,191	18,886

	~~W~~	87,787	87,938

Interest expense on lease liabilities	~~W~~	7,462	7,966

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

(3)	The total cash outflows for lease payments for the three-month periods ended March 31, 2025 and 2024 amounted to ~~W~~78,863 million and ~~W~~79,916 million, respectively.

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

12.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended March 31, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,135,546	—	—	—	(117,765)	1,017,781
Land usage rights		269	63	—	—	(47)	285
Industrial rights		20,169	866	—	—	(1,117)	19,918
Facility usage rights		12,855	159	—	51	(652)	12,413
Club memberships(*1)		45,202	4,028	(1,026)	—	—	48,204
Other(*2)		468,977	296	—	30,525	(46,167)	453,631

	~~W~~	1,683,018	5,412	(1,026)	30,576	(165,748)	1,552,232

(In millions of won)	For the three-month period ended March 31, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(117,765)	1,488,841
Land usage rights		542	60	(5)	—	(123)	474
Industrial rights		18,790	1,751	(172)	—	(1,198)	19,171
Facility usage rights		13,435	377	—	355	(672)	13,495
Club memberships(*1)		59,001	—	(252)	—	—	58,749
Other(*2)		552,455	1,014	—	32,788	(54,351)	531,906

	~~W~~	2,250,829	3,202	(429)	33,143	(174,109)	2,112,636

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of March 31, 2025 are as follows:

(In millions of won)	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	54,894	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		176,305	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		212,475	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		132,502	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		441,605	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,017,781

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

13.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2025 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	March 31, 2025
BOOKOOK SECURITIES CO., LTD.	3.01	Apr. 24, 2025	~~W~~	85,000
iM SECURITIES CO., LTD.	3.01	Apr. 24, 2025		115,000

			~~W~~	200,000

(2)	Changes in long-term borrowings for the three-month period ended March 31, 2025 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	250,000
Non-current					200,000

As of January 1, 2025					450,000

Repayments of long-term borrowing:
	DBS Bank Ltd.	2.63	Mar. 10, 2025		(200,000)
Current					50,000
Non-current					200,000

As of March 31, 2025				~~W~~	250,000

(3)	Changes in debentures for the three-month period ended March 31, 2025 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,681,000	1,680,070
Non-current					4,968,000	4,955,124

As of January 1, 2025					6,649,000	6,635,194

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	2.98	Feb. 21, 2028		190,000	189,193
	Refinancing fund	3.05	Feb. 21, 2030		70,000	69,692
	Refinancing fund	3.17	Feb. 21, 2035		140,000	139,418

					400,000	398,303

Debentures repaid:
Unsecured corporate bonds	Operating and Refinancing fund	2.49	Feb. 26, 2025		(150,000)	(150,000)
	Operating fund	1.75	Jan. 14, 2025		(130,000)	(130,000)

					(280,000)	(280,000)

Other changes(*1)					(2,450)	(1,158)
Current(*2)					1,679,950	1,679,191
Non-current(*2)					5,086,600	5,073,148

As of March 31, 2025				~~W~~	6,766,550	6,752,339

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

13.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2025 are as follows, Continued:

(*1)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the three-month period ended March 31, 2025.
(*2)	~~W~~279,758 million were reclassified from non-current to current for the three-month period ended March 31, 2025.

14.	Long-Term Payables – Other

(1)	As of March 31, 2025 and December 31, 2024, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)	March 31, 2025		December 31, 2024
Long-term payables – other	~~W~~	551,925	921,075
Present value discount on long-term payables – other		(9,801)	(13,355)
Current portion of long-term payables – other		(364,548)	(367,765)

Carrying amount at period end	~~W~~	177,576	539,955

(2)

The sum of portions repaid among the principal of long-term payables – other for the three-month periods ended March 31, 2025 and 2024 amounts to ~~W~~369,150 million and ~~W~~369,150 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2025 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		182,775

	~~W~~	551,925

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

15.	Provisions

Changes in provisions for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended March 31, 2025						As of March 31, 2025
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	101,077	1,194	(1,069)	(227)	100,975	32,991	67,984
Emission allowance		28	534	—	(1)	561	561	—

	~~W~~	101,105	1,728	(1,069)	(228)	101,536	33,552	67,984

(In millions of won)	For the three-month period ended March 31, 2024						As of March 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	100,282	1,367	(649)	(223)	100,777	30,617	70,160
Emission allowance		822	461	—	(37)	1,246	1,246	—

	~~W~~	101,104	1,828	(649)	(260)	102,023	31,863	70,160

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	530,225	504,857
Fair value of plan assets		(595,147)	(608,375)

	~~W~~	(64,922)	(103,518)

(2)	Changes in present value of defined benefit obligations for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Beginning balance	~~W~~	504,857	493,541
Current service cost		12,690	12,554
Interest cost		4,571	4,975
Remeasurement
- Adjustment based on experience		26,134	(259)
Benefit paid		(24,185)	(11,108)
Others		6,158	5,902

Ending balance	~~W~~	530,225	505,605

(3)	Changes in fair value of plan assets for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Beginning balance	~~W~~	608,375	578,685
Interest income		5,433	5,934
Remeasurement		792	752
Contribution		35,000	10,000
Benefit paid		(60,370)	(19,070)
Others		5,917	131

Ending balance	~~W~~	595,147	576,432

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Current service cost	~~W~~	12,690	12,554
Net interest income		(862)	(959)

	~~W~~	11,828	11,595

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized and issued common shares and the details of share capital and capital surplus and others as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)	March 31, 2025		December 31, 2024
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(92,962)	(92,962)
Hybrid bonds(*)		398,509	398,509
Share option(Note 18)		14,511	14,498
Others		(6,642,985)	(6,642,865)

	~~W~~	(4,551,927)	(4,551,820)

(*)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(2)	There were no changes in share capital for the three-month periods ended March 31, 2025 and 2024, and details of shares outstanding as of March 31, 2025 and 2024 are as follows:

(In shares)	March 31, 2025			March 31, 2024
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,903,711	212,886,342	214,790,053	1,909,188	212,880,865

(3)	Details of treasury shares as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)	March 31, 2025		December 31, 2024
Number of shares		1,903,711	1,903,711
Acquisition cost	~~W~~	92,962	92,962

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

18.	Share-Based Payment Arrangement

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	5	6	7-1	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	370,355	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023	Mar. 26, 2023	Mar. 26, 2025	Mar. 26, 2024
	~	~	~	~
	Mar. 26, 2027	Mar. 25, 2026	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

2)	Cash-settled share-based payment arrangement

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. granted in 2022 was not exercised and was fully forfeited for the three-month period ended March 31, 2025.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

18.	Share-Based Payment Arrangement, Continued

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Company established Performance Share Units (“PSU”) for executives of the Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million for 2023 and ~~W~~12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the three-month period ended March 31, 2025 is as follows, and there is no remaining share compensation expense to be recognized in subsequent periods.

(In millions of won)	Share compensation expense
As of December 31, 2024	~~W~~	158,596
For the three-month period ended March 31, 2025		58

	~~W~~	158,654

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~7,448 million and ~~W~~7,283 million, respectively, which are included in accrued expenses as of March 31, 2025 and December 31, 2024.

As of December 31, 2024, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement was ~~W~~305 million, and no liability was recognized as of March 31, 2025.

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used option-pricing models, including the binomial model, on the measurement of the fair value of share options and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.61%	2.61%	2.66%	2.61%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	55,500	55,500	55,500	55,500
Expected volatility	17.20%	17.20%	17.20%	17.20%
Expected dividends yield	6.38%	6.38%	6.38%	6.38%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	17,048	5,844	4,081	3,235

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used option-pricing models, including the binomial model, on the measurement of the fair value of share options and the inputs used in the model are as follows, Continued:

2)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023	Granted in 2024
	PSU of SK Telecom Co., Ltd.	PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

19.	Retained Earnings

Retained earnings as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,131,138	9,981,138
Reserve for technology development		4,865,300	4,715,300

		14,996,438	14,696,438
Unappropriated		479,531	554,693

	~~W~~	15,498,289	15,273,451

20.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)
	March 31, 2025		December 31, 2024
Valuation gain on FVOCI	~~W~~	206,058	213,725
Valuation loss on derivatives		(5,885)	(4,995)

	~~W~~	200,173	208,730

(2)	Changes in reserves for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation loss on derivatives	Total
Balance at January 1, 2024	~~W~~	139,548	(274)	139,274
Changes, net of taxes		71,761	(1,879)	69,882

Balance at March 31, 2024		211,309	(2,153)	209,156

Balance at January 1, 2025		213,725	(4,995)	208,730
Changes, net of taxes		(7,667)	(890)	(8,557)

Balance at March 31, 2025	~~W~~	206,058	(5,885)	200,173

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Products transferred at a point in time:
Product sales	~~W~~	39,226	35,089
Services transferred over time:
Wireless service revenue(*1)		2,661,557	2,664,561
Cellular interconnection revenue		97,461	112,879
Others(*2)		369,211	376,151

		3,128,229	3,153,591

	~~W~~	3,167,455	3,188,680

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

22.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Communication	~~W~~	6,458	6,753
Utilities		96,882	97,702
Taxes and dues		6,756	3,377
Repair		60,251	60,799
Research and development		81,948	79,924
Training		5,365	5,609
Bad debt for accounts receivable – trade		9,305	7,027
Supplies and others		13,144	13,945

	~~W~~	280,109	275,136

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	5,504	3,281
Others		1,376	3,492

	~~W~~	6,880	6,773

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,707	1,423
Impairment loss on property and equipment and intangible assets		359	—
Donations		1,910	4,610
Bad debt for accounts receivable – other		829	1,319
Others		507	1,508

	~~W~~	5,312	8,860

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Finance Income:
Interest income	~~W~~	10,863	7,955
Dividends		187,068	191,147
Gain on foreign currency transactions		1,815	1,807
Gain on foreign currency translations		620	756
Gain relating to financial instruments at FVTPL		4	16,989

	~~W~~	200,370	218,654

Finance Costs:
Interest expenses	~~W~~	75,804	83,572
Loss on sale of accounts receivable – other		4,943	11,676
Loss on foreign currency transactions		3,363	1,210
Loss on foreign currency translations		386	292
Loss relating to financial instruments at FVTPL		153	129

	~~W~~	84,649	96,879

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Interest income on cash equivalents and short-term financial instruments	~~W~~	5,865	3,685
Interest income on loans and others		4,998	4,270

	~~W~~	10,863	7,955

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Interest expense on borrowings	~~W~~	4,292	5,770
Interest expense on debentures		52,589	54,754
Others		18,923	23,048

	~~W~~	75,804	83,572

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Accounts receivable – trade	~~W~~	9,305	7,027
Other receivables		829	1,319

	~~W~~	10,134	8,346

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

26.	Earnings per Share

Earnings per share is calculated to profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	For the three-month period ended
	March 31,2025		March 31, 2024
Profit for the period	~~W~~	474,592	492,106
Interest on hybrid bonds		(4,950)	(4,950)

Profit for the period on common shares		469,642	487,156
Weighted average number of common shares outstanding		212,886,342	212,734,373

Basic earnings per share (in won)	~~W~~	2,206	2,290

2)	Weighted average number of common shares outstanding for the three-month periods ended March 31, 2025 and 2024 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2025
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2025	214,790,053	214,790,053
Treasury shares as of January 1, 2025	(1,903,711)	(1,903,711)

	212,886,342	212,886,342

(In shares)	For the three-month period ended March 31, 2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(310,220)
Disposal of treasury shares	498,135	344,863

	212,880,865	212,734,373

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	For the three-month period ended
	March 31, 2025		March 31, 2024
Profit for the period on common shares	~~W~~	469,642	487,156
Adjusted weighted average number of common shares outstanding		213,455,085	213,008,960

Diluted earnings per share (in won)	~~W~~	2,200	2,287

2)	Adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2025 and 2024 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2025	March 31, 2024
Outstanding shares as of January 1	212,886,342	212,699,730
Effect of treasury shares	—	34,643
Effect of share option	568,743	274,587

Adjusted weighted average number of common shares outstanding	213,455,085	213,008,960

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

27.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,000,000	—	339,520	—	1,339,520
Financial instruments		—	—	79,354	—	79,354
Long-term investment securities(*)		75,840	1,329,460	—	—	1,405,300
Accounts receivable – trade		—	—	1,537,413	—	1,537,413
Loans and other receivables		244,201	—	857,116	—	1,101,317
Derivative financial assets		—	—	—	223,407	223,407

	~~W~~	1,320,041	1,329,460	2,813,403	223,407	5,686,311

(*)	The Company designated ~~W~~1,329,460 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,165,158	—	1,165,158
Financial instruments		—	—	79,354	—	79,354
Long-term investment securities(*)		75,563	1,342,902	—	—	1,418,465
Accounts receivable – trade		—	—	1,508,893	—	1,508,893
Loans and other receivables		223,761	—	616,521	—	840,282
Derivative financial assets		—	—	—	228,822	228,822

	~~W~~	299,324	1,342,902	3,369,926	228,822	5,240,974

(*)	The Company designated ~~W~~1,342,902 million of equity instruments that are not held for trading as financial assets at FVOCI.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	81,156	—	1,279	82,435
Borrowings		—	450,000	—	450,000
Debentures		—	6,752,339	—	6,752,339
Lease liabilities(*)		—	1,113,587	—	1,113,587
Accounts payable – other and others		—	3,048,486	—	3,048,486

	~~W~~	81,156	11,364,412	1,279	11,446,847

(In millions of won)	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	81,156	—	748	81,904
Borrowings		—	450,000	—	450,000
Debentures		—	6,635,194	—	6,635,194
Lease liabilities(*)		—	1,158,452	—	1,158,452
Accounts payable – other and others		—	3,489,056	—	3,489,056

	~~W~~	81,156	11,732,702	748	11,814,606

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk arises from forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2025 are as follows:

(In millions of won, thousands of foreign currencies)	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	23,450	~~W~~	34,390	707,832	~~W~~	1,038,036
EUR	7,093		11,263	—		—
Others	—		505	—		—

		~~W~~	46,158		~~W~~	1,038,036

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of March 31, 2025, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)	Profit before income tax					Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	2,075	(2,075)	~~W~~	2,075	(2,075)
EUR		1,126	(1,126)		1,126	(1,126)
Others		50	(50)		50	(50)

	~~W~~	3,251	(3,251)	~~W~~	3,251	(3,251)

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2025, floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~439,950 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, profit before income tax for the three-month period ended March 31, 2025 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of March 31, 2025, the floating-rate long-term payables – other are ~~W~~551,925 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the three-month period ended March 31, 2025, would change by ~~W~~1,380 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii)	Price fluctuations risk

As of March 31, 2025, the Company holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the three-month period ended March 31, 2025 is as follows.

(In millions of won)	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
	~~W~~	—	—	~~W~~	80,236	(80,236)

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Maximum credit exposure as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Cash and cash equivalents	~~W~~	1,339,476	1,165,121
Financial instruments		79,354	79,354
Accounts receivable – trade		1,537,413	1,508,893
Long-term investment securities		500	—
Contract assets		18,014	18,576
Loans and other receivables		1,101,317	840,282
Derivative financial assets		223,407	228,822

	~~W~~	4,299,481	3,841,048

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of March 31, 2025.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2025 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	450,000	462,667	258,083	204,584	—
Debentures(*)		6,752,339	7,674,634	1,885,240	3,637,926	2,151,468
Lease liabilities		1,113,587	1,212,039	301,426	790,978	119,635
Accounts payable -other and others(*)		3,048,486	3,073,098	2,876,229	196,869	—

	~~W~~	11,364,412	12,422,438	5,320,978	4,830,357	2,271,103

(*) The contractual cash flow is amount that includes estimated interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of March 31, 2025, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	223,407	231,783	95,596	136,187
Liabilities		(1,279)	(1,313)	(558)	(755)

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through\ the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2024.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025		December 31, 2024
Total liabilities	~~W~~	13,219,792	13,624,772
Total equity		11,177,028	10,960,854
Debt-equity ratios		118.28%	124.30%

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of March 31, 2025 are as follows:

(In millions of won)	March 31, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,320,041	—	1,244,201	75,840	1,320,041
Derivative hedging instruments		223,407	—	223,407	—	223,407
FVOCI		1,329,460	1,075,136	—	254,324	1,329,460

	~~W~~	2,872,908	1,075,136	1,467,608	330,164	2,872,908

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	82,435	—	1,279	81,156	82,435
Financial liabilities that are not measured at fair value:
Borrowings		450,000	—	452,876	—	452,876
Debentures		6,752,339	—	6,787,714	—	6,787,714
Long-term payables – other		542,124	—	543,881	—	543,881

	~~W~~	7,744,463	—	7,784,471	—	7,784,471

2)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of December 31, 2024 are as follows:

(In millions of won)	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	299,324	—	223,761	75,563	299,324
Derivative hedging instruments		228,822	—	228,822	—	228,822
FVOCI		1,342,902	1,088,578	—	254,324	1,342,902

	~~W~~	1,871,048	1,088,578	452,583	329,887	1,871,048

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	81,904	—	748	81,156	81,904
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	450,000	—	453,965	—	453,965
Debentures		6,635,194	—	6,637,948	—	6,637,948
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	7,992,914	—	8,022,517	—	8,022,517

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2025 and December 31, 2024 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium and the volatility of stock price, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of March 31, 2025 are as follows:

Interest rate
Derivative instruments	2.25% ~ 4.28%
Borrowings and debentures	2.92% ~ 3.03%
Long-term payables – other	2.91% ~ 2.99%

3)

There have been no transfers between Level 1 and Level 2 for the three-month period ended March 31, 2025. The changes in financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2025 are as follows:

(In millions of won)
	Balance as of January 1, 2025		Loss	Acquisition	Disposal	Balance as of March 31, 2025
Financial assets:
FVTPL	~~W~~	75,563	(149)	500	(74)	75,840
FVOCI		254,324	—	—	—	254,324

	~~W~~	329,887	(149)	500	(74)	330,164

Financial liabilities:
FVTPL	~~W~~	(81,156)	—	—	—	(81,156)

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)	March 31, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	66,199	(66,199)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	68,633	(66,199)	2,434

(In millions of won)	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,747	(72,747)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	74,658	(72,747)	1,911

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 18 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 45 others
Others	The ultimate controlling entity’s subsidiaries, associates and others

(*) As of March 31, 2025, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Broadband Co., Ltd.	74.4	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Investment (Holdings company)
	Astra AI Infra LLC	100.0	Investment
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	100.0	Software development and supply services
Other(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	Other is owned by Atlas Investment and another subsidiary of the Company.

As of March 31, 2025, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

29.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensations given to such key management for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Salaries	~~W~~	4,046	3,076
Defined benefit plan expenses		363	752
Share option		37	664

	~~W~~	4,446	4,492

Compensations for the key management include salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)		For the three-month period ended March 31, 2025
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	2,219	151,623	3,016

Subsidiaries	SK Broadband Co., Ltd.(*3)		193,465	152,060	—
	PS&Marketing Corporation(*4)		1,613	323,337	—
	SK O&S Co., Ltd.(*5)		4,833	66,830	1,428
	SK Telink Co., Ltd.(*6)		50,729	4,190	—
	SERVICE ACE Co., Ltd.		3,159	31,232	—
	SERVICE TOP Co., Ltd.		1,531	30,021	—
	Others(*7)		4,607	9,408	—

			259,937	617,078	1,428

Associates	F&U Credit information Co., Ltd.		191	11,104	—
	Others		401	3,624	233

			592	14,728	233

Others	SK Innovation Co., Ltd.		991	3,233	—
	SK Networks Co., Ltd.		235	2,667	—
	SK Networks Service Co., Ltd.		135	8,844	—
	SK Energy Co., Ltd.		314	46	—
	Content Wavve Corp.		4,399	15,810	—
	Happy Narae Co., Ltd.		37	900	90
	SK Shieldus Co., Ltd.		11,585	25,511	139
	Eleven Street Co., Ltd.		1,731	8,399	—
	SK Planet Co., Ltd.		1,445	17,376	80
	SK hynix Inc.		10,720	224	—
	Tmap Mobility Co., Ltd.		4,293	1,055	—
	Dreamus Company		1,151	13,818	—
	One Store Co., Ltd.		3,230	10	—
	UNA Engineering Inc.		—	968	158
	Others		5,675	15,978	—

			45,941	114,839	467

		~~W~~	308,689	898,268	5,144

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~68,952 million of dividends declared to be paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income recognized.

(*4)	Operating expenses and others include ~~W~~181,158 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~4,000 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~11,991 million of dividend income recognized.

(*7)	Operating revenue and others include ~~W~~3,242 million of dividend received from Astra AI Infra LLC.

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2024
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	2,535	148,927	3,847

Subsidiaries	SK Broadband Co., Ltd.(*3)		188,142	149,653	—
	PS&Marketing Corporation(*4)		1,591	313,765	174
	SK O&S Co., Ltd.		774	62,729	102
	SK Telink Co., Ltd.(*5)		43,136	3,843	—
	SERVICE ACE Co., Ltd.(*6)		6,435	31,461	—
	SERVICE TOP Co., Ltd.(*7)		7,584	30,715	—
	SK Communications Co., Ltd.		364	241	76
	Others		2,209	7,814	—

			250,235	600,221	352

Associates	F&U Credit information Co., Ltd.		188	11,670	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	1,208	—
	Daehan Kanggun BcN Co., Ltd.		2,884	—	—
	Others(*8)		400	2,979	—

			3,472	15,857	—

Others	SK Innovation Co., Ltd.		1,337	3,342	—
	SK Networks Co., Ltd.		228	2,746	—
	SK Networks Service Co., Ltd.		118	8,387	16
	SK Energy Co., Ltd.		362	11	—
	Content Wavve Corp.		1,431	20,378	—
	Happy Narae Co., Ltd.		35	1,928	6,237
	SK Shieldus Co., Ltd.		11,651	22,862	408
	Eleven Street Co., Ltd.		2,022	8,316	—
	SK Planet Co., Ltd.		1,355	17,239	—
	SK hynix Inc.		8,490	125	—
	Tmap Mobility Co., Ltd.		4,636	1,450	—
	Dreamus Company		991	16,649	—
	One Store Co., Ltd.		3,983	22	—
	UNA Engineering Inc.		—	836	2,510
	Others		7,269	6,299	14,784

			43,908	110,590	23,955

		~~W~~	300,150	875,595	28,154

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~68,952 million of dividends declared to be paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income recognized.

(*4)	Operating expenses and others include ~~W~~173,181 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~14,971 million of dividend income recognized.

(*6)	Operating revenue and others include ~~W~~3,302 million of dividend income recognized.

(*7)	Operating revenue and others include ~~W~~5,700 million of dividend income recognized.

(*8)	Operating revenue and others include ~~W~~400 million of dividend received from Start-up Win-Win Fund.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of won)		March 31, 2025
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	957	105,549

Subsidiaries	SK Broadband Co., Ltd.		—	173,994	169,038
	PS&Marketing Corporation		—	1,439	59,300
	SK O&S Co., Ltd.		—	24	27,174
	SK Telink Co., Ltd.		—	37,100	9,156
	SERVICE ACE Co., Ltd.		—	262	19,085
	SERVICE TOP Co., Ltd.		—	30	15,047
	Others		—	64	3,520

			—	212,913	302,320

Associates	F&U Credit information Co., Ltd.		—	6	3,980
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	—	—
	Konan Technology Inc.		—	—	158
	SK m&service Co., Ltd.		—	5,479	15,229
	Others(*2)		—	10,955	349

			22,147	16,440	19,716

Others	SK hynix Inc.		—	8,387	110
	SK Planet Co., Ltd.		—	198	797
	Eleven Street Co., Ltd.		—	10,998	627
	One Store Co., Ltd.		—	574	12,851
	SK Shieldus Co., Ltd.		—	9,958	10,623
	SK Innovation Co., Ltd.		—	2,402	24,323
	SK Networks Co., Ltd.		—	162	26,218
	SK Networks Service Co., Ltd.		—	—	5,929
	Incross Co., Ltd.		—	1,337	3,433
	UNA Engineering Inc.		—	—	50
	Happy Narae Co., Ltd.		—	—	22
	Content Wavve Corp.		—	1,482	—
	Dreamus Company		—	358	2,221
	Others		—	10,221	5,997

			—	46,077	93,201

		~~W~~	22,147	276,387	520,786

(*1)	As of March 31, 2025, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

(*2)	Accounts receivable – trade, etc. include ~~W~~10,955 million of accounts receivable—other related to the paid-in capital reduction from SK MENA Investment B.V.

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of March 31, 2025 and December 31, 2024 are as follows, Continued:

(In millions of won)		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,166	71,672

Subsidiaries	SK Broadband Co., Ltd.		—	128,050	186,030
	PS&Marketing Corporation		—	1,152	56,531
	SK O&S Co., Ltd.		—	57	63,748
	SK Telink Co., Ltd.		—	23,625	11,705
	SERVICE ACE Co., Ltd.		—	412	25,150
	SERVICE TOP Co., Ltd.		—	24	22,578
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		—	2	7,489
	SK m&service Co., Ltd.		—	1,219	25,705
	Others		—	361	5,708

			—	154,902	404,644

Associates	F&U Credit information Co., Ltd.		—	—	4,000
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	—	—
	Konan Technology Inc.		—	—	63
	Others		—	353	2,715

			22,147	353	6,778

Others	SK hynix Inc.		—	11,948	206
	SK Planet Co., Ltd.		—	241	2,386
	Eleven Street Co., Ltd.		—	10,425	1,565
	One Store Co., Ltd.		—	474	9,883
	SK Shieldus Co., Ltd.		—	11,233	11,742
	SK Innovation Co., Ltd.		—	5,259	28,159
	SK Networks Co., Ltd.		—	262	26,319
	SK Networks Service Co., Ltd.		—	—	5,204
	Incross Co., Ltd.		—	1,650	20,215
	UNA Engineering Inc.		—	—	3,320
	Happy Narae Co., Ltd.		—	8	14,781
	Content Wavve Corp.		—	1,564	2
	Dreamus Company		—	313	2,055
	Others		—	8,106	9,861

			—	51,483	135,698

		~~W~~	22,147	207,904	618,792

(*1)	As of December 31, 2024, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Company. Whereby, the negotiation period is within three to five years from June 30, 2021, when the agreement was signed, and the negotiation period for the real estate that matured after the first three-year period was extended by three years as of June 30, 2024. In addition, the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	The details of additional investments and disposal of subsidiaries and associates for the three-month period ended March 31, 2025 are as presented in note 8.

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with the retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~266,572 million and ~~W~~241,962 million as of March 31, 2025 and December 31, 2024, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of March 31, 2025, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a material impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)

According to the covenant for bond issuance and borrowings, the Company is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Company and disposal of certain assets.

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Gain on foreign currency translations	~~W~~	(620)	(756)
Interest income		(10,863)	(7,955)
Dividends		(187,068)	(191,147)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(2,298)	(10,476)
Gain relating to financial instruments at FVTPL		(4)	(16,989)
Gain on disposal of property and equipment and intangible assets		(5,504)	(3,281)
Other income		(1,072)	(653)
Loss on foreign currency translations		386	292
Bad debt for accounts receivable – trade		9,305	7,027
Bad debt for accounts receivable – other		829	1,319
Loss relating to investments in subsidiaries, associates and joint ventures, net		939	—
Loss relating to financial instruments at FVTPL		153	129
Depreciation and amortization		660,905	700,091
Loss on disposal of property and equipment and intangible assets		1,707	1,423
Impairment loss on property and equipment and intangible assets		359	—
Loss on sale of accounts receivable – other		4,943	11,676
Interest expense		75,804	83,572
Expense related to defined benefit plan		11,828	11,595
Bonus paid by treasury shares		—	24,707
Share option expenses (reversal)		(248)	3,013
Income tax expense		126,422	74,485
Other expenses		3,325	2,978

	~~W~~	689,228	691,050

56

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Accounts receivable – trade	~~W~~	(35,508)	(32,494)
Accounts receivable – other		(65,576)	(51,942)
Advanced payments		357	7,366
Prepaid expenses		(19,561)	(24,201)
Inventories		1,083	(4,228)
Long-term accounts receivable – other		(3,496)	(3,075)
Guarantee deposits		9,343	3,596
Contract assets		562	2,508
Accounts payable – other		(67,774)	(155,427)
Withholdings		135,737	184,672
Deposits received		435	302
Accrued expenses		(166,455)	(135,162)
Plan assets		25,370	9,070
Retirement benefits payment		(24,185)	(11,108)
Contract liabilities		14,272	6,146
Others		(1,974)	(1,734)

	~~W~~	(197,370)	(205,711)

(3)	Material non-cash transactions for the three-month periods ended March 31, 2025 and 2024 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2025		March 31, 2024
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(343,176)	(202,374)
Increase of right-of-use assets		40,964	62,993
Transfer from property and equipment to investment property		29	(2,432)

57

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

32.	Emissions Liabilities

(1)	Quantity of emissions rights allocated free of charge for each implementation year as of March 31, 2025 are as follows:

(In tCO2-eQ)	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,327,809	1,020,903	1,020,903	5,624,149

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)	Quantities allocated in 2023	Quantities allocated in 2024(*)	Quantities allocated in the three- month period ended March 31, 2025	Total
Beginning	306,575	414,356	199,049	919,980
Allocation at no cost	1,327,809	1,020,903	1,020,903	3,369,615
Purchase (sale)	(70,789)	—	26,190	(44,599)
Surrender or shall be surrendered	(1,149,239)	(1,236,210)	(1,246,142)	(3,631,591)

Ending	414,356	199,049	—	613,405

(*)	Changes for the year ended December 31, 2024 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in the future.

(3)	As of March 31, 2025, the estimated annual greenhouse gas emissions quantities of the Company are 1,246,142 tCO2-eQ.

58

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2025 and 2024

33.	Non-current Assets Held for Sale

Non-current assets held for sale as of March 31, 2025 and December 31, 2024 are as follows

(In millions of won)		March 31, 2025		December 31, 2024
Investments in subsidiaries	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*1)	~~W~~	—	7,035
Investments in associates	F&U Credit information Co., Ltd.(*2)		4,533	4,533

		~~W~~	4,533	11,568

(*1)

The Company disposed of the shares in NATE Communications Corporation (formerly, SK Communications Co., Ltd.), resulting in a loss of ~~W~~939 million relating to investments in subsidiaries for the three-month period ended March 31, 2025.

(*2)	The disposal of the shares in F&U Credit information Co., Ltd. held by the Company was completed on April 4, 2025.

34.  Subsequent Events

(1)	The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on April 24, 2025, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,696 million)
Dividend rate	1.48%
Record date	May 31, 2025
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Company shall distribute dividends no later than June 19, 2025.

(2)	The Board of Directors of the Company resolved to dispose of its shares in Kakao Corp. at the Board of Directors’ meeting held on April 24, 2025, and the disposal was completed on April 25, 2025.

(3)

On April 19, 2025, the Company became aware of a cybersecurity breach that compromised universal subscriber identity module (“USIM”) data of certain subscribers. This incident is currently under investigation by a special investigation task force to determine its timing and circumstances. The Company is currently unable to reasonably estimate the outcome of the ongoing investigation or any obligations that may arise from the incident.

59